Exhibit 1

                               E-CRUITER.COM INC.

                            MANAGEMENT PROXY CIRCULAR

                             MANAGEMENT SOLICITATION

           THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY, OR ON BEHALF OF, THE MANAGEMENT OF E-CRUITER.COM INC. ("E-CRUITER"), INCORPORATED UNDER THE LAWS OF CANADA, FOR USE AT THE SPECIAL MEETING OF THE SHAREHOLDERS OF E-CRUITER (THE "MEETING") TO BE HELD ON THE 26TH DAY OF JULY, 2001 AT THE HOUR OF 10:00 A.M. (OTTAWA TIME) AT THE OFFICES OF E-CRUITER, 495 MARCH ROAD, SUITE 300, KANATA, ONTARIO AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING. EXCEPT AS OTHERWISE STATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF MAY 31, 2001.

                                     PROXIES

           THE ENCLOSED PROXY IS BEING SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF E-CRUITER and the cost of such solicitation will be borne by E-Cruiter. The solicitation of proxies will be primarily by mail, but proxies may also be solicited by officers and employees of E-Cruiter or by E-Cruiter's transfer agent and registrar.

           The persons named in the enclosed form of proxy are directors and officers of E-Cruiter. A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name in the blank space provided in the form of the proxy or by completing another form of proxy and in either case delivering the completed proxy to American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038. Attention:
Proxy Department, not later than the day preceding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting. It is the responsibility of the shareholder appointing some other person to represent him to inform such person that he has been so appointed. The proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof, duly authorized. The execution or exercise of a proxy does not constitute a written objection for the purposes of section 190(5) of the Canada Business Corporations Act (the "Act"). See "Shareholders Right to Dissent" below.

           A shareholder executing the enclosed form of proxy has the right to revoke it under subsection 148(4) of the Act. A shareholder may revoke a proxy by depositing an instrument in writing executed by him/her or by his/her attorney authorized in writing at the head office of E-Cruiter at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof or in any other manner permitted by law.

           The Common Shares of E-Cruiter (hereinafter called the "Shares") represented by the proxy will be voted, for or against, or withheld from voting, in accordance with the instructions of the shareholder on any ballot that may be called for. IF A SHAREHOLDER DOES NOT SPECIFY THAT ITS SHARES ARE TO BE WITHELD FROM VOTING WITH RESPECT TO THE ELECTION OF DIRECTORS, SUCH SHARES WILL BE VOTED

FOR THE ELECTION OF THE NOMINEE DIRECTORS SPECIFIED IN THIS MANAGEMENT PROXY CIRCULAR, ON ANY BALLOT THAT MAY BE CALLED FOR. IF CHOICES ARE NOT SPECIFIED BY A SHAREHOLDER WITH RESPECT TO THE RESOLUTIONS (1) APPROVING THE ACQUISITION OF SHARES OF PAULA ALLEN HOLDINGS INC.; (2) APPROVING THE ACQUISITION OF SHARES OF THE OMNIPARTNERS, INC. AND OMNIPARTNERS MID-ATLANTIC, INC., (3) APPROVING THE AMENDMENTS TO E-CRUITER'S STOCK OPTION PLAN, (4) APPROVING AMENDMENTS TO E-CRUITER'S ARTICLES TO INCREASE THE MINIMUM NUMBER OF DIRECTORS TO THREE; (5) APPROVING THE AMENDMENT TO THE CORPORATION'S BY-LAWS; AND (6) APPROVING THE GRANTING OF OPTIONS TO DIRECTORS, SUCH SHARES WILL BE VOTED IN FAVOUR OF SUCH RESOLUTION ON ANY BALLOT THAT MAY BE CALLED FOR.

           IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY AT THE MEETING. MANAGEMENT KNOWS OF NO MATTERS TO COME BEFORE THE MEETING OTHER THAN THE MATTERS REFERRED TO IN THE NOTICE OF MEETING.

                      AUTHORIZED CAPITAL, VOTING SHARES AND
                            PRINCIPAL HOLDERS THEREOF

           The Common Shares are the only authorized class of Shares of E-Cruiter. There is an unlimited number of Common Shares.

           The holders of the Common Shares are entitled to one (1) vote at any meeting of the shareholders of E-Cruiter for each Common Share held.

           Shareholders of record as at the close of business on the day immediately preceding the day the Notice of Meeting is given are entitled to receive notice of, and vote at, the Meeting. 7,712,262 Common Shares were issued and outstanding as of the date hereof.

           The following table sets forth the only persons who, to the knowledge of the directors and officers of E-Cruiter, beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Common Shares, the approximate number of Common Shares owned, controlled or directed by each such person and the percentage of the Common Shares of E-Cruiter represented by the number of Common Shares so owned, controlled or directed.

----------------------------------------------  -------------------------------------------  -------------------------------------
             NAME OF SHAREHOLDER                         NUMBER OF COMMON SHARES                    PERCENTAGE OF COMMON SHARES
----------------------------------------------  -------------------------------------------  -------------------------------------
Paul Champagne                                                  2,392,921                                     31.07%
----------------------------------------------  -------------------------------------------  -------------------------------------
John Gerard Stanton                                             1,171,431                                      15.2%
----------------------------------------------  -------------------------------------------  -------------------------------------

                             ELECTION OF DIRECTORS

           The term of office of each of the current directors is due to expire immediately prior to the election of directors at the annual meeting of shareholders. As a result of the resignations of John McLennan and Roderick Bryden as directors of E-Cruiter in March 2001 and April 2001, respectively, there were two vacancies on the Board which the Board filled by appointing Michael Gerrior and Arthur Halloran, subject to election by the shareholders at the Meeting. Messrs. McLennan and Bryden resigned from E-Cruiter because they did not have the time necessary to perform effectively as Board members.

           In addition, in order to fulfil Nasdaq requirements for independent directors and the Act's requirements regarding Canadian residency, E-Cruiter is nominating Thomas Danis and Cholo Manso for election to the Board.

           The name of each person nominated for election to the Board and of each director whose term of office will continue after the Meeting, as well as other pertinent information, including principal occupation or employment, all major positions and offices presently held with E-Cruiter, the year first elected a director of E-Cruiter and the approximate number of Shares beneficially owned or controlled by such person are set out in the table below.

---------------------------------- --------------------------------- ------------------------------- ------------------------------
NAME & MUNICIPALITY OF RESIDENCE   PRESENT PRINCIPAL OCCUPATION      YEAR FIRST BECAME A DIRECTOR    COMMON SHARES OF E-CRUITER
                                   AND POSITION WITH E-CRUITER                                       BENEFICIALLY OWNED, DIRECTLY
                                                                                                     OR INDIRECTLY, OR CONTROLLED
                                                                                                     OR DIRECTED
---------------------------------- --------------------------------- ------------------------------- ------------------------------
CURRENT DIRECTORS:
---------------------------------- --------------------------------- ------------------------------- ------------------------------
John Gerard Stanton                Chairman of the Board;            Since May 24, 1996              1,171,431
Ottawa, Ontario                    Former CEO and President (to
                                   April 6, 2001)
---------------------------------- --------------------------------- ------------------------------- ------------------------------
Matthew J.  Ebbs                   Director                          Since October 22,1999           374,207
Charlottetown, Prince Edward
Island
---------------------------------- --------------------------------- ------------------------------- ------------------------------
Michael A.  Gerrior                Director                          Since April 18, 2001            Nil
Ottawa, Ontario
---------------------------------- --------------------------------- ------------------------------- ------------------------------
Arthur Halloran                    Director                          Since May 30, 2001              Nil
Basking Ridge,
New Jersey, USA
---------------------------------- --------------------------------- ------------------------------- ------------------------------

NOMINEES:
---------------------------------- --------------------------------- ------------------------------- ------------------------------

Michael Mullarkey                  President and Chief Executive     Not applicable                  Nil(1)
Lake Forest, Illinois, USA         Officer (effective April 6,
                                   2001)

---------------------------------- --------------------------------- ------------------------------- ------------------------------


                                       3

---------------------------------- --------------------------------- ------------------------------- ------------------------------
NAME & MUNICIPALITY OF RESIDENCE   PRESENT PRINCIPAL OCCUPATION      YEAR FIRST BECAME A DIRECTOR    COMMON SHARES OF E-CRUITER
                                   AND POSITION WITH E-CRUITER                                       BENEFICIALLY OWNED, DIRECTLY
                                                                                                     OR INDIRECTLY, OR CONTROLLED
                                                                                                     OR DIRECTED
---------------------------------- --------------------------------- ------------------------------- ------------------------------
Thomas Danis                       Not applicable                    Not applicable                  Nil
St.  Louis, Missouri, USA
---------------------------------- --------------------------------- ------------------------------- ------------------------------
Cholo Manso                        Not applicable                    Not applicable                  Nil
Ottawa, Ontario
---------------------------------- --------------------------------- ------------------------------- ------------------------------


Notes: (1) At the closing of the acquisition of Paula Allen Holdings, Inc., Mr. Mullarkey will own 3,500,000 Common Shares and be entitled to receive up to an additional 875,000 Common Shares if E-Cruiter meets certain revenue and profit targets. See "Particulars of Matters to Be Acted Upon - Acquisition of Paula Allen Holdings, Inc.

           The following table sets forth the principal occupations within the five preceding years for each of the nominees and current directors.

-------------------------------- -----------------------------------------------------------------------------------------------
NAME OF PROPOSED DIRECTOR        PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS
-------------------------------- -----------------------------------------------------------------------------------------------
John Gerard Stanton              1996 to Present: Director and Chairman, E-Cruiter.com Inc.
                                 1996 to April 6, 2001: CEO and President, E-Cruiter.com Inc.
-------------------------------- -----------------------------------------------------------------------------------------------
Matthew J.  Ebbs                 1999 to Present: Chairman, CEO and President of Luxury Square.com Inc.
                                 2000 to Present: President and CEO, LuxurySquare.com Inc., a Delaware corporation
                                 1998 to 1999: Lawyer, Perley-Robertson, Hill & McDougall LLP
                                 1993 to 1998: Lawyer, Ebbs and Ebbs
-------------------------------- -----------------------------------------------------------------------------------------------
Michael A.  Gerrior              1988 to Present:  Lawyer, Perley-Robertson, Hill & McDougall LLP
-------------------------------- -----------------------------------------------------------------------------------------------
Arthur Halloran                  2000 to Present: Senior Vice-President, Speciality Sales and Marketing, Sony Electronics Inc.
                                 1999 to 2000: President, Business Solutions Company, Sony Electronics Inc.
                                 1990 to 1990: Vice-President, Diversified Markets, Sony Electronics Inc.
-------------------------------- -----------------------------------------------------------------------------------------------
Michael Mullarkey                2000 to Present: President and CEO, Allen and Associates Inc.
                                 1999 to Present: CEO and President of Diamond Technology Solutions, L.L.C.
                                 1998 to 1999: Managing Partner, I.T. Mergers and Acquisitions, L.L.C.
                                 1997 to 1998: Vice-President, Allin Corporation
                                 1989 to 1997: Vice-President and General Manager, Sony Electronics Corporation of America
-------------------------------- -----------------------------------------------------------------------------------------------
Thomas Danis                     2000 to Present: Market Area Leader for southern California, Managing Director for the Los
                                 Angeles area, Aon Corporation
                                 1993 to 2000: President, Managing Director, Aon Corporation
-------------------------------- -----------------------------------------------------------------------------------------------
Cholo Manso                      2001 to Present: Chief Executive Officer, ThunderStore (North America) Inc.
                                 1999 to Present: President, Avemore International Inc.
                                 1996 to 1999: Chief Executive Officer, Quarterdeck Consulting Inc.
                                 1995 to 1996: Digital Equipment of Canada, Account Manager
-------------------------------- -----------------------------------------------------------------------------------------------

           Pursuant to a Plan of Reorganization and Stock Acquisition Agreement dated as of April 3, 2001 among Michael Mullarkey, Karen Paula Allen a/k/a Paula Allen Padgett as trustee of the Karen Paula Allen Revocable Trust, Paula Allen Holdings, Inc., Paula Allen Management Company, Diamond Technology Solutions LLC, KP Allen and Associates of Arizona Inc., KP Allen and Associates of California Inc., KP Allen and Associates of Colorado Inc., KP Allen and Associates of Florida Inc., KP Allen and Associates of Georgia Inc., KP Allen and Associates of Minnesota Inc., KP Allen and Associates of Ohio Inc., KP Allen and Associates of Texas Inc., KP Allen and Associates of Illinois Inc. and E-Cruiter (the "PAH Acquisition Agreement"), E-Cruiter agreed to nominate Michael Mullarkey for election as a director of E-Cruiter and support his nomination. We refer to the PAH Acquisition Agreement and all matters related to it as the "PAH Acquisition".

                            COMPENSATION OF DIRECTORS

           Other than receiving options to purchase Shares of E-Cruiter, directors receive no monetary compensation for their services as directors.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

           No present or proposed director or officer and none of their respective associates or affiliates is indebted to E-Cruiter.

                 INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

           During the fiscal year ended May 31, 2001, no funds were advanced by E-Cruiter to any shareholder of E-Cruiter or affiliates of a shareholder who is a director, officer or employee of E-Cruiter, or to an associate of any such shareholder.

                       DIRECTORS' AND OFFICERS' INSURANCE

           During the fiscal year ended May 31, 2001, E-Cruiter paid a premium of Cdn.$186,458 for its directors' and officers' liability insurance policy. The amount of coverage under such policy is US$4,000,000 for the directors and officers of E-Cruiter.

                                 AUDIT COMMITTEE

           E-Cruiter's Board of Directors has an Audit Committee comprised of independent directors. As a result of John McLennan's and Roderick Bryden's resignations from the Board, the Audit Committee's sole member is Matthew Ebbs. The Audit Committee recommends to the Board the annual engagement of a firm of independent accountants and reviews with the independent accountants the scope and results of audits, internal accounting controls and audit practices and professional services rendered to E-Cruiter by such independent accountants. The Audit Committee also makes recommendations to the Board on the compensation of the President and Chief Executive Officer and Chief Financial Officer and administers E-Cruiter's stock option plans. E-Cruiter does not have an Executive Committee.

                       EXECUTIVE COMPENSATION AND BENEFITS

1.         Cash

           The following table sets forth, for the periods indicated, compensation information for E-Cruiter's President and Chief Executive Officer and its other executive officers. We refer to these officers as the "Executive Officers". During the fiscal year ended May 31, 2001, the Executive Officers received cash compensation amounting to Cdn$745,522 for services rendered to E-Cruiter.


                               EXECUTIVE OFFICERS

------------------------------------------------------------------- -----------------------------------------------------------
                                                                                      ANNUAL COMPENSATION(6)
                                                                                              (Cdn$)
----------------------------------------------------- ------------- ---------------- ------------------ -----------------------
NAME & PRINCIPAL POSITION                             FISCAL YEAR   SALARY           BONUS OR           OTHER
                                                                                     COMMISSION
----------------------------------------------------- ------------- ---------------- ------------------ -----------------------
John Gerard Stanton, Chairman (effective April 6,     2001          146,663                             200,000(3)
2001)                                                               45,000(7)                           9,720(1)
                                                                                                        1,656(2)
                                                                                                        3,235(5)

                                                      2000          120,000                             9,084 (1)
                                                                                                        2,328 (2)
                                                                                                        60,000 (3)
                                                                                                        11,273 (4)
                                                                                                        2,490 (5)

                                                      1999          120,000                             8,388 (1)
                                                                                                        2,328 (2)
                                                                                                        1,718 (5)

----------------------------------------------------- ------------- ---------------- ------------------ -----------------------
Michael Mullarkey,                                    2001          nil
President and CEO
(effective April 6, 2001)



----------------------------------------------------- ------------- ---------------- ------------------ -----------------------
Robert Richards,                                      2001          108,917                             9,459(1)
Chief Operating Officer                                                                                 1,839(5)
                                                                                                        100,000(3)
                                                      2000          not applicable

                                                                    not applicable
                                                      1999



----------------------------------------------------- ------------- ---------------- ------------------ -----------------------


                                       6

------------------------------------------------------------------- -----------------------------------------------------------
                                                                                      ANNUAL COMPENSATION(6)
                                                                                              (Cdn$)
----------------------------------------------------- ------------- ---------------- ------------------ -----------------------
NAME & PRINCIPAL POSITION                             FISCAL YEAR   SALARY           BONUS OR           OTHER
                                                                                     COMMISSION
----------------------------------------------------- ------------- ---------------- ------------------ -----------------------
Andrew Hincliff,                                      2001          90,115           48,077             100,000(3)
VP Sales
                                                      2000          not applicable

                                                                    not applicable
                                                      1999
----------------------------------------------------- ------------- ---------------- ------------------ -----------------------
Kim Layne,                                            2001          104,000                             1,200(2)
VP Marketing                                                                                            3,069(5)
                                                                                                        15,000(3)
                                                                                                        16,323 (3)

                                                      2000          97,000                              1,692 (2)
                                                                                                        1,853 (5)

                                                      1999          85,000                                141 (2)


----------------------------------------------------- ------------- ---------------- ------------------ -----------------------
Jeff Potts (8)                                        2001          79,250                              1,902(5)
Chief Financial Officer & Secretary-Treasurer                                                           35,000(3)
                                                                                                        1,200(2)

                                                      2000          97,000                              1,692(2)
                                                                                                        2,490(5)



                                                      1999          85,000                              1,692(2)
                                                                                                        1,574(5)


----------------------------------------------------- ------------- ---------------- ------------------ -----------------------
Natalie Prowse (8)                                    2001          48,500           75,000             75,000 (3)
Chief Technology Officer                                                                                2,306(5)
                                                      2000          not applicable

                                                                    not applicable
                                                      1999
----------------------------------------------------- ------------- ---------------- ------------------ -----------------------

Notes:     (1) Car Allowance
           (2) Paid Parking
           (3) Stock options granted during fiscal 2001
           (4) Tax Advice Fees
           (5) Employee Health Benefits
           (6) None of the Named Executive Officers received restricted shares, long-term incentive plan payments or other forms of long-term compensation during fiscal 2001
           (7) Consulting Fees
           (8) Discontinued employment during fiscal 2001

2.         Stock Option Plans

           See "Particulars of Matters to be Acted Upon --Amendments to Stock Option Plan" for details of E-Cruiter's Stock Option Plan.

3.         Long Term Incentive Plans

           E-Cruiter does not have any long-term incentive plans.

4.         Stock Option Grants

           The following table sets forth individual grants of options to purchase Shares made during the fiscal year ended May 31, 2001 to the Executive Officers.

--------------------------- ------------------- -------------------- ----------------- ----------------------- --------------------
NAME OF EXECUTIVE OFFICER   OPTION SHARES UNDER % OF TOTAL OPTIONS   EXERCISE OR BASE  MARKET VALUE OF         EXPIRATION DATE
                            OPTIONS GRANTED     GRANTED TO EMPLOYEES PRICE (PER        OPTION SHARES ON THE
                                                IN FINANCIAL PERIOD  SECURITY) (US$)   DATE OF GRANT
                                                                                       (US$/SHARE)
--------------------------- ------------------- -------------------- ----------------- ----------------------- --------------------
John Gerard Stanton         200,000             29.04%               $3.65             $3.65                   September 5, 2005
Chairman
--------------------------- ------------------- -------------------- ----------------- ----------------------- --------------------
Robert Richards,            100,000             14.52%               $3.65             $3.65                   September 5, 2005
Chief Operating Officer


--------------------------- ------------------- -------------------- ----------------- ----------------------- --------------------
Natalie Prowse, Chief       75,000              10.89%               $3.30             $3.30                   August 16, 2005
Technology Officer
--------------------------- ------------------- -------------------- ----------------- ----------------------- --------------------
Andrew Hinchliff, VP Sales  100,000             14.52%               $2.71             $2.71                   November 6, 2005
--------------------------- ------------------- -------------------- ----------------- ----------------------- --------------------
Kim Layne, VP Marketing     15,000              2.17%                $3.21             $3.21                   August 4, 2005
                            16,323              2.37%                $1.01             $1.01                   December 29, 2005
--------------------------- ------------------- -------------------- ----------------- ----------------------- --------------------
Jeff Potts, Chief Financial 35,000              5.08%                $3.65             $3.65                   September 5, 2005
Officer (1)
--------------------------- ------------------- -------------------- ----------------- ----------------------- --------------------


(1)        Discontinued employment during fiscal 2001.

           E-Cruiter has not re-priced any of its options.

5.         Benefit or Actuarial Plans

           E-Cruiter does not have any defined benefit or actuarial plans.

6.         Report on Executive Compensation

           E-Cruiter's philosophy in determining the compensation of its executive officers is to encourage performance in order to maintain E-Cruiter's position in a highly competitive environment. As a result, the compensation package consists of salaries which provide a reasonable level of remuneration and broad distribution of employee stock options. Given the nature of the industry, the performance of the stock is sensitive to the financial performance of E-Cruiter and as such provides a compensation structure which encourages active support of E-Cruiter's competitive efforts.

           The Audit Committee, formed in February of 2000, believes that base salaries must be "competitive" and also recognize the job performance and contribution of employees. Salaries are determined annually. The salaries for the fiscal year ended May 31, 2001 were the expected market averages for comparable positions in comparably sized companies and were determined utilizing an executive compensation survey. Salaries are paid within the range at levels which reflect the performance and contribution of employees.

           The salaries of the Chief Executive Officer and Chief Financial Officer are determined by the Audit Committee upon reliance on market data to assess their adequacy. Decisions to adjust the executive officers' salaries take into account ranges for comparable positions and the quality of the job performance demonstrated by the executive officers, as evidenced by the growth and initiatives undertaken by E-Cruiter to strengthen and enhance its competitiveness. The executive officers also participate in E-Cruiter's Stock Option Plan.

           No additional benefits or perquisites are currently provided to members of management that are not available to employees of E-Cruiter generally. These currently include health, long-term disability, dental and group life insurance.

7.         Employment Agreements and Change in Control

           Pursuant to the PAH Acquisition, Mr. Stanton's employment agreement will be terminated on January 1, 2002, and Mr. Stanton's consulting corporation,
J. Gerry Stanton Executive Services Ltd., will enter into a two-year consulting agreement with E-Cruiter for a term ending on December 31, 2003. See "Particulars of Matters to be Acted Upon - Acquisition of Paula Allen Holdings, Inc.". On February 22, 2001, the Board resolved that, upon completion of the PAH Acquisition, E-Cruiter would pay Gerry Stanton, or at Mr. Stanton's election, J. Gerry Stanton Executive Services Ltd., a bonus in the amount of US$65,000.00.

8.         Remuneration of Directors

           During the fiscal year ended May 31, 2001, the directors did not incur any expenses in attending meetings of the Board. Directors who are employees do not receive additional compensation for service as members of the Board or committees.

9.         Performance Graph

           The following graph compares the cumulative total shareholder return on the Common Shares since the initial public offering of E-Cruiter.com in December 1999 with the cumulative total return of BBG US Web Portal and the Nasdaq Composite.


                               [GRAPHIC OMITTED]




This report is submitted on behalf of the Audit Committee of the Board.



Signed by:

/s/ Matthew Ebbs

Matthew Ebbs

                              MANAGEMENT AGREEMENT

           E-Cruiter is not a party to any written management agreement.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

3.         ACQUISITION OF PAULA ALLEN HOLDINGS, INC.

           On March 22, 2001, the Board resolved that E-Cruiter would enter into the PAH Acquisition on such terms as had been set forth in a non-binding letter of intent previously executed by E-Cruiter on February 22, 2001. The PAH Acquisition Agreement was entered into on April 3, 2001. In it, E-Cruiter agreed to purchase, subject to regulatory and shareholder approval, all of the issued and outstanding shares (the "PAH Purchased Shares") in the capital of Paula Allen Holdings, Inc., a Florida corporation, which carries on business as Allen and Associates and provides services in the human resources and technology field ("PAH").

           As consideration for the PAH Purchased Shares, E-Cruiter agreed to:
(1) deliver to the shareholders of PAH, who are Michael Mullarkey ("Mullarkey") and Karen Paula Allen a/k/a Paula Allen Padgett, as trustee of the Karen Paula Allen Revocable Trust dated January 17, 1995 (the "Trust"), 5,000,000 Common Shares of E-Cruiter to be issued from treasury (the "E-Cruiter Shares"); and (2) make a payment of US$200,000 to Mullarkey as full and complete payment of any and all indebtedness owed by PAH to him. We refer to Mullarkey and the Trust collectively as the "Vendors".

           E-Cruiter also agreed to enter into an employment agreement with Mullarkey, the current President and CEO of PAH, pursuant to which Mullarkey would serve as E-Cruiter's President and CEO, and E-Cruiter would nominate Mullarkey for election to E-Cruiter's Board of Directors. Gerry Stanton, E-Cruiter's former President and CEO, will continue to serve as Chairman of the Board and provide strategic leadership to E-Cruiter in that role.

           One million of the 5,000,000 E-Cruiter Shares to be issued to the Vendors will be placed in escrow (the "PAH Escrow Shares") and released in instalments of 500,000 Common Shares, provided that certain revenue and profit targets for the calendar years 2001 and 2002 are met by E-Cruiter, which are summarized in Exhibit "A" attached to this Management Proxy Circular, or at any other time at the discretion of the Board. The PAH Escrow Shares will have no voting rights during the escrow period. If such targets are not met, the PAH Escrow Shares will be returned to the treasury of E-Cruiter.

           Of the initial 4,000,000 Common Shares:

4.         the Trust will receive 500,000 Common Shares; and
5.         Mullarkey will receive 3,500,000 Common Shares.

           Of the 1,000,000 PAH Escrow Shares:

6.         the Trust would receive up to a maximum of 125,000 Common Shares;
7.         Mullarkey would receive the balance of the PAH Escrow Shares.

           Mullarkey's employment agreement with E-Cruiter provides that he will act as Chief Executive Officer of E-Cruiter for a term of two years, which is automatically renewable. Mullarkey will not be paid a salary until the earlier of: (a) such time as E-Cruiter is profitable, calculated, in accordance with Canadian generally accepted accounting principles, as revenue less expenses before taxes, and (b) December 31, 2001, at which time Mullarkey will be remunerated at an annual rate, of not less than US$200,000 as determined by the Audit Committee. Mullarkey will also be entitled to an annual performance bonus to be determined by the Audit Committee, stock options pursuant to E-Cruiter's Stock Option Plan, a monthly car allowance, reimbursement for expenses, short and long-term disability benefits and term life insurance.

           After the share issuances to Mullarkey described above and the share issuances to the shareholders of The OMNIpartners, Inc. and the OMNIpartners Mid-Atlantic, Inc. (the "OP Shareholders") (see "Acquisition of The OMNIpartners, Inc. and OMNIpartners Mid-Atlantic, Inc." below), he will become E-Cruiter's largest shareholder, owning at the Closing of the acquisitions 3,500,000 Common Shares, representing approximately 28.7% of the issued and outstanding shares, and he also will be CEO and President of E-Cruiter. If he receives the PAH Escrow Shares and assuming shares issuances to the OP Shareholders described below, Mullarkey will own up to 4,375,000 Common Shares representing approximately 30.8% of the issued and outstanding shares (assuming no further issuances by E-Cruiter in the interim).

           Other pertinent terms of the PAH Acquisition are:

         o Paula Allen Padgett, David Padgett and Victoria Allen Albrecht will each execute and deliver a non-competition agreement which provides that these individuals will not (i) compete with E-Cruiter or PAH for a period of five years, (ii) disclose any confidential information of E-Cruiter or PAH, or
                  (iii) solicit any employees of E-Cruiter or PAH.

         o On January 1, 2002, Gerry Stanton's present employment agreement with E-Cruiter will be terminated and Mr. Stanton will receive a retirement allowance of US$100,000. At the same time, E-Cruiter and J. Gerry Stanton Executive Services Ltd. ("Stanton Co."), the principal of which is Gerry Stanton, will enter into a consulting agreement for a term ending on December 31, 2003, pursuant to which Stanton Co. will provide management and consulting services for ten days per month during the term of the agreement to E-Cruiter regarding corporate strategic direction, mergers and acquisitions and strategic product review. During the two-year term of the consulting agreement, Stanton Co. will receive a payment of US$125,000 per year for services rendered, payable in monthly instalments during the term of the consulting agreement. In addition, the consulting agreement will contain certain provisions regarding discretionary bonus payments, entitlement to participate in E-Cruiter's Stock Option Plan and other benefits.

         o The post-transaction E-Cruiter's three largest shareholders, Gerry Stanton, Paul Champagne and Michael Mullarkey, will enter into a voting agreement on closing, which will provide that major shareholder decisions will require agreement among a majority of such shareholders.

         o The individuals and entities of PAH and its subsidiaries, who are eligible to receive options pursuant to E-Cruiter's Stock Option Plan, will be entitled to receive options to purchase an aggregate of up to 350,000 Common Shares, pursuant to such Plan.

         o Upon completion of the PAH Acquisition, E-Cruiter shall pay Gerry Stanton, or at his election, Stanton Co., a bonus in the amount of US$65,000.

           Management believes that the acquisition of PAH is a strategic move for E-Cruiter from the perspective of:

         o moving E-Cruiter to a cash flow break-even and profitability position quickly;

         o providing a web technology-enabled human resource services model for E-Cruiter with a clear U.S. expansion path; and

         o extending E-Cruiter's value proposition beyond technology-enabled hiring management systems to a full suite of human capital technology and services, maximizing revenue opportunities.

           As a profitable company, E-Cruiter's management believes that PAH will contribute to E-Cruiter's revenue growth and diversify its revenue base. E-Cruiter is focused on moving to a cash flow, break-even position as quickly as possible in order to maintain shareholder value while continuing its growth plan.

           With offices in 11 US cities including, Orlando, Fort Lauderdale, Tampa, Houston, Dallas, Atlanta, Phoenix, Chicago, Denver, Minneapolis and Cleveland, E-Cruiter's Management anticipates that the acquisition of PAH will provide a smooth transition for E-Cruiter into the US market. E-Cruiter's management believes that E-Cruiter to deliver shareholder value, it must expand its market to provide for new revenue generation opportunities and increase its customer base. PAH's US offices provide local bases in major US cities, enabling E-Cruiter to launch its US operations from those bases and build market share.

           As E-Cruiter is a Canadian company, the Board thought it was necessary to hire a talented US executive, such as Michael Mullarkey, as E-Cruiter's CEO and President to lead its US expansion.

           E-Cruiter's management believes that the combination of E-Cruiter and PAH will allow E-Cruiter to bring even more value-added human resources service offerings to market and will help E-Cruiter meet the rapidly increasing demand for comprehensive human capital services. E-Cruiter's management believes that the value of E-Cruiter's hiring management software will be extended by the introduction of new services designed to speed the hiring process, maximize corporate efficiencies, transition to displaced employees and empower human resource managers to focus on the most strategic aspects of human capital intelligence.

           Recognizing that it is vital to its continued survival and success to conserve cash, E-Cruiter structured its acquisition of PAH as a stock-for-stock purchase. The price that E-Cruiter is paying for its acquisition of PAH (based on E-Cruiter's closing stock price on April 3, 2001, of US$1.32 per share) represents a multiple of less than 1 x the combined revenues of DTS and PAH for the year ending December 31, 2000 of US$6.9 million.

           The PAH Acquisition is subject to approval by applicable regulatory authorities. In particular, if the PAH Acquisition is deemed to be a "reverse merger", as defined in NASD Rule 4330(f), then E-Cruiter will be required to submit an initial listing application to Nasdaq and meet all initial Nasdaq SmallCap Market inclusion criteria. If E-Cruiter is required to meet and does not meet the initial Nasdaq SmallCap Market inclusion criteria at such time, then the Board may, without further approval of the shareholders of E-Cruiter, terminate the PAH Acquisition.

           In order to be consummated, the PAH Acquisition and all matters relating to the PAH Acquisition must be approved by a majority of votes cast by shareholders of E-Cruiter who vote in respect of such resolution.

           A copy of a pro-forma balance sheet and statement of operations for E-Cruiter, which reflects the PAH Acquisition and Omni Acquisition, as of February 28, 2001, are attached as Exhibit "G" and a copy of the most recent audited financial statements for PAH are attached as Exhibit "B" to this Management Proxy Circular.

           Copies of the PAH Acquisition Agreement may be obtained on request by contacting Tammie Brown at 613-236-2263, extension 263, (toll-free 1-877-327-8483) or via e-mail at tammie.brown@ecruiter.com and without payment from E-Cruiter. In addition, copies of the PAH Acquisition Agreement will be available for review at the Meeting. A copy of the PAH Acquisition Agreement (without the related Schedules) has been filed by E-Cruiter with the U.S. Securities and Exchange Commission and is available at the website maintained by the Commission at http://www.sec.gov

DIRECTORS' RECOMMENDATION

           The Board recommends that all shareholders vote FOR the resolution authorizing the PAH Acquisition.

7.         ACQUISITION OF THE OMNIPARTNERS, INC. AND OMNIPARTNERS
           MID-ATLANTIC, INC.

           On May 17, 2001, the Board resolved that, E-Cruiter would enter into a share purchase agreement (the "OP Acquisition Agreement") with Marvin Cohen ("Marvin"), Meredith Cohen ("Meredith"), The OMNIpartners, Inc. ("OMNIpartners") and OMNIpartners Mid-Atlantic, Inc. ("Omni Mid-Atlantic"). The OP Acquisition Agreement was entered into on May 18, 2001. In it, E-Cruiter agreed to purchase, subject to regulatory and shareholder approval, all of the issued and outstanding shares (the "OP Purchased Shares") in the capital of OMNIpartners, a Florida corporation, and Omni Mid-Atlantic, a Pennsylvania corporation, which carry on business as OMNIpartners and provide executive and professional search services at an hourly rate. We refer to Marvin and Meredith collectively as the "OP Vendors", OMNIpartners and Omni Mid-Atlantic collectively as "OMNIpartners" and the OP Acquisition Agreement and all matters incidental to the OP Acquisition Agreement as the "OP Acquisition".

           As consideration for the OP Purchased Shares, E-Cruiter agreed to:
(1) deliver to the shareholders of OMNIpartners, who are Marvin and Meredith,
(a) 500,000 Common Shares from treasury, which number represents a value of US$1M (the "Initial Shares") as of May 18, 2001, the date of the OP Acquisition Agreement (the "OP Agreement Date"), and (b) 1,000,000 Common Shares from treasury, which number represents a value of US$2M (the "OP Escrow Shares") as of the OP Agreement Date; and (2) make a payment of US$471,000 to Marvin and Meredith as full and complete payment of any and all indebtedness owed by OMNIpartners to them.

           The OP Escrow Shares to be issued to the OP Vendors will be placed in escrow for the period July 1, 2001 to June 30, 2002 and released only after certain revenue targets for the period July 1, 2001 to June 30, 2002 are met by OMNIpartners, which are summarized in Exhibit "C" attached to this Management Proxy Circular, or at any other time at the discretion of the Board. The OP Escrow Shares will have no voting rights during the escrow period. If such targets are not met, a portion of the OP Escrow Shares will be returned to the treasury of E-Cruiter.

           Of the Initial Shares:

(1)        Marvin will receive 400,000 Common Shares; and

(2)        Meredith will receive 100,000 Common Shares.

           Of the OP Escrow Shares:

(3)        Marvin will receive up to a maximum of 800,000 Common Shares; and

(4)        Meredith will receive up to a maximum of 200,000 Common Shares.


           After the share issuances to the OP Vendors described above, and assuming the share issuances to the shareholders of PAH, described above, and no further issuances of Shares in the interim, (1) Marvin will own 400,000 of the Initial Shares, representing approximately 3.3% of the issued and outstanding Shares, (2) Meredith will own 100,000 of the Initial Shares, representing approximately 0.8 % of the issued and outstanding Shares, (3) if Marvin receives the OP Escrow Shares, he will own up to an aggregate of 1,200,000 Shares, representing approximately 8.4% of the issued and outstanding Shares, and (4) if Meredith receives the OP Escrow Shares, Meredith will own up to an aggregate of 300,000 Shares, representing approximately 2.1% of the issued and outstanding Shares.

           E-Cruiter's management believes that the OP Acquisition strengthens E-Cruiter's U.S. expansion strategy and diversifies its suite of human capital management service offerings. E-Cruiter's management believes that this acquisition moves E-Cruiter further into the U.S. market, while entrenching E-Cruiter's services in Canada, with the addition of new services to include targeted searches for specific positions and to allow E-Cruiter's clients to import candidate data into the E-Cruiter human capital management system.

           Recognizing that it is vital to its continued survival and success to conserve cash, E-Cruiter structured its acquisition of OMNIpartners as a stock-for-stock purchase. The price that E-Cruiter is paying for its acquisition of OMNIpartners (based on E-Cruiter's closing stock price on the OP Agreement Date of US$2.00 per share) represents a five times multiple of OMNIpartners' two year average earnings before interest, taxes, depreciation and amortization. This is calculated at US$2.2M, and reduced by 50% as a result of year-to-date decrease in revenues and net loss.

           The OP Acquisition is subject to approval by applicable regulatory authorities. In particular, if the OP Acquisition is deemed to be a "reverse merger", as defined in NASD Rule 4330(f), then E-Cruiter will be required to submit an initial listing application to Nasdaq and meet all initial Nasdaq SmallCap Market inclusion criteria. If E-Cruiter is required to meet and does not meet the initial Nasdaq SmallCap Market inclusion criteria at such time, then the Board may, without further approval of the shareholders of E-Cruiter, terminate the OP Acquisition.

           In order to be consummated, the OP Acquisition and all matters relating to the OP Acquisition must be approved by a matter of votes cast by shareholders of E-Cruiter who vote in respect of such resolution.

           A copy of a pro forma balance sheet and statement of operations for E-Cruiter, which reflects the acquisition of PAH and OMNIpartners, as of February 28, 2001, are attached as Exhibit "G" and a copy of the most recent unaudited financial statements for OMNIpartners are attached as Exhibit "D" to this Management Proxy Circular.

           Copies of the OP Acquisition Agreement may be obtained on request by contacting Tammie Brown at 613-236-2263, extension 263, (toll-free 1-877-327-8483) or via e-mail at tammie.brown@ecruiter.com and without payment from E-Cruiter. In addition, copies of the OP Acquisition Agreement will be available for review at the Meeting. A copy of the OP Acquisition Agreement (without the related Schedules) has been filed by E-Cruiter with the U.S. Securities and Exchange Commission and is available at the website maintained by the Commission at http://www.sec.gov

DIRECTORS' RECOMMENDATION

           The Board recommends that all shareholders vote FOR the resolution authorizing the OP Acquisition.

3.         AMENDMENTS TO STOCK OPTION PLAN

           On April 20, 2001, the Board resolved that, subject to the approval of the shareholders, (1) the maximum number of shares which are reserved for issuance under E-Cruiter's 2000 Amended and Restated Employee and Director Stock Option Plan (the "Plan") be increased by 1,350,000 Shares to a total of 2,500,000 Shares, and (2) the Plan be amended to allow E-Cruiter to grant stock options to employees of its affiliates (including PAH) and to consultants of E-Cruiter and its affiliates. The purpose of these amendments to the Plan is to provide its greater ability to E-Cruiter to attract and retain qualified individuals as employees, officers and directors and to grant options pursuant to the Acquisition Agreement, as described above. Management views the granting of stock options as a key part of employee compensation, retention and attraction.

           As at the date hereof, there were 998,956 options granted under the Plan outstanding and 17,142 options granted under the Plan had been exercised. This leaves E-Cruiter with only 434,651 Shares remaining to be granted under the Plan, which may be subject to new options, including options to be granted pursuant to the Acquisition and to directors as compensation for past services rendered to E-Cruiter. Consequently, E-Cruiter's ability to issue any further options will be limited unless the number of shares issuable under the Plan is increased. A larger pool of shares, which may be subject to new options, will also allow E-Cruiter to grant options to individuals who may join E-Cruiter in the future.

           Currently, eligibility for participation in the Plan is confined to current or former full-time permanent employees or directors of E-Cruiter. E-Cruiter is seeking shareholder approval to increase the group of participants eligible to receive options. The amendments to the Plan would permit E-Cruiter to grant options to employees of its affiliates (including E-Cruiter's subsidiaries E-Cruiter.com USA Inc. and PAH and its subsidiaries), as well as to consultants of E-Cruiter and its affiliates.

           Specifically, E-Cruiter is seeking shareholder approval to amend the Plan as follows:

         o Add a definition of "Affiliate" as section 2(a) of the Plan which would read as follows:

                  o "Affiliate" means, other than E-Cruiter, (i) any corporation or limited liability company in an unbroken chain of corporations or limited liability companies ending with E-Cruiter if each corporation or limited liability company owns stock or membership interests (as applicable) possessing more than fifty percent (50%) of the total combined voting power of all classes of stock in one of the other corporations or limited liability companies in such chain; (ii) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is more than fifty percent (50%) controlled (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by E-Cruiter or one of its Affiliates; or
                           (iii) any other entity, approved by the Board as an Affiliate under the Plan, in which E-Cruiter or any of its Affiliates has a material equity interest;

         o Add a definition of "Consultant" as section 2(e) of the Plan which would read as follows:

                  o "Consultant" means a person, other than an employee, executive officer or director of E-Cruiter of an Affiliate, who performs or has performed services for E-Cruiter or an Affiliate under a written contract and who spends, has spent or will spend a significant amount of time and attention on the affairs and business of E-Cruiter or such Affiliate, and "Consultants" means more than one Consultant;

         o Replace the definition of "Participants" in section 2(p) of the Plan with the following:

                  o "Participant" means a current or former full-time employee, Consultant, or director of E-Cruiter or an Affiliate;

         o Replace the definition of "Plan Shares" in section 2(r) of the Plan with the following:

                  o "Plan Shares" means the 2,500,000 Common Shares reserved from time to time for issuance pursuant to the exercise of Options. The Plan Shares may be granted as Incentive Stock Options, Non-Qualified Options, or have no designation;

         o Amend the address for notice to E-Cruiter in section 25 of the Plan to reflect E-Cruiter's current address.

           The above-listed amendments will be incorporated into a document to be known as the 2001 Amended and Restated Stock Option Plan. No other changes in the Plan are being made.

           Under the terms of the current Plan, 1,150,000 Common Shares may be granted by the Audit Committee of the Board. The Plan provides that the terms of the option and the option price shall be fixed by the Audit Committee, but in any event the option price shall not be lower than the fair market value of a Common Share on the date of grant of the option. Options may be exercised as to 1/3 of the optioned shares from the first anniversary from the grant of the option up to the fifth anniversary grant of the option, an additional 1/3 of the optioned shares from the second anniversary of the grant of the option up to the fifth anniversary of the grant of the option and as to the remaining 1/3 of the optioned shares from the third anniversary of the grant of the option up to the fifth anniversary of the grant of the option. The exercise period for the options may be accelerated from time to time, as determined by the Audit Committee. Unless otherwise specified by the Audit Committee, and subject to accelerated termination as provided for in the Plan, options expire on the fifth anniversary of the grant of the option, provided however, that no option may be exercised after the tenth anniversary of the grant. Options issued under the 1999 Plan are non-assignable and non-transferable and terminate 180 days (or such other period as the Audit Committee may specify) after the death, disability or retirement of a participant. Unless otherwise determined by the Audit Committee, if a participant's employment or services terminate for any reason other than death, disability or retirement, any options held by such participant shall thereupon terminate, except that each such option, to the extent then exercisable, may be exercised for the lesser of 60 days or the balance of such participant's term of employment.

           In order to be effective, the 2001 Amended and Restated Plan must be approved by a majority of votes cast by shareholders of E-Cruiter who vote in respect of such resolution. In the event the resolution is not approved by the shareholders, the number of options available for employees and directors will remain at 1,150,000 Common Shares and employees of E-Cruiter's affiliates and consultants of E-Cruiter and its affiliates will all be ineligible to participate in the Plan. E-Cruiter's management believes that failure to obtain the necessary approval at the meeting could have a material adverse effect on E-Cruiter.

           Copies of the 2001 Amended and Restated Plan may be obtained without payment and on request by contacting Tammie Brown at 613-236-2263, extension 263, (toll-free 1-877-327-8483) or via e-mail at tammie.brown@ecruiter.com. In addition, copies of the 2001 Amended and Restated Plan will be available for review at the Meeting.

DIRECTORS' RECOMMENDATION

           The Board recommends that all shareholders vote FOR the resolution authorizing the amendments to the Plan.

4.         ARTICLES OF AMENDMENT

           Shareholders are being asked to approve a special resolution amending the articles of E-Cruiter to increase the minimum number of directors of E-Cruiter from one to three. The purpose of this amendment is to ensure compliance with section 102(2) of the Act which requires that public companies have not fewer than three directors.

           A copy of the form of special resolution to amend the articles of E-Cruiter with respect to this matter is attached as Exhibit "E" to this Management Proxy Circular.

           In order to be effective, the proposed special resolution approving the amendment to the articles of E-Cruiter to increase the minimum number of directors must be passed by a majority of not less than two-thirds of the votes cast by the shareholders of E-Cruiter who vote in respect of such resolution.

DIRECTORS' RECOMMENDATION

           The Board recommends that all shareholders vote FOR the special resolution authorizing the amendment to the articles of E-Cruiter to increase the minimum number of directors to three.

5.         AMENDMENTS TO BY-LAWS

           On June 21, 2001, the Board enacted By-law No. 3, being a by-law to amend By-law No. 1 with respect to the quorum requirements for directors' meetings. A copy of By-law No. 3 is attached as Exhibit "F" to this Management Proxy Circular.

           The shareholders are being asked to pass a resolution to confirm and approve the enactment of By-law No. 3.

6.         DIRECTORS' OPTIONS

           On March 22, 2001, the Audit Committee approved the granting to members of the Board, as consideration for past services rendered to E-Cruiter, an option to purchase 100,000 Common Shares, pursuant to the Plan, at an exercise price equal to US$1.00 per Share, the fair market value of the Common Shares on such date. Gerry Stanton and Matthew Ebbs will receive this option.

           In order to be effective, the granting to the directors of such options must be approved by a majority of votes cast by shareholders of E-Cruiter who vote in respect of such resolution.

DIRECTORS' RECOMMENDATION

           The Board recommends that all shareholders vote FOR the resolution authorizing the granting of options to directors.

                         SHAREHOLDERS' RIGHT TO DISSENT

           Section 190 of the Act permits a shareholder who dissents, in connection with the special resolution to approve the increase in the minimum number of directors of E-Cruiter to three, described above, to require E-Cruiter to purchase his or her shares at their fair value. A shareholder who dissents must offer to sell all the shares held by him or her to E-Cruiter. In order to dissent, the dissenting shareholder must send to E-Cruiter a written objection to the special resolution at or before the Meeting. If the shareholders adopt the resolution at the Meeting, then E-Cruiter must within 10 days, send to each shareholder, who objected, a notice that the special resolution was adopted, unless the shareholder voted for the special resolution or has withdrawn his or her objection. Within 20 days of receiving notice that the special resolution was adopted, the dissenting shareholder must send to E-Cruiter a written notice containing the dissenting shareholder's name and address, the number and class of shares in respect of which the dissenting shareholder dissents and a demand for payment of the fair value of such shares. Within 30 days of submitting the notice, the shareholder must send the relevant share certificates to E-Cruiter. At the time the dissenting shareholder sends the notice which requires E-Cruiter to purchase the shareholder's shares, the shareholder ceases to have any rights as a shareholder except the right to be paid the fair value of the shares, unless the dissenting shareholder withdraws the notice before E-Cruiter makes an offer to pay fair value for the shares or the directors revoke the resolution authorizing the amendments to the articles if the directors are authorized to do so. If the resolution is revoked, the shareholder's rights as a shareholder are reinstated as of the date on which the notice was sent.

           E-Cruiter is required to send a written offer to dissenting shareholders offering to pay an amount considered by the directors to be the fair value of the shares or to notify the dissenting shareholders that E-Cruiter cannot lawfully pay for the shares. If a dissenting shareholder fails to accept the offer, then the issue of fair value is submitted to a court for determination.

                                   CERTIFICATE

           The contents of this Management Proxy Circular, and the sending of it to the holders of shares of E-Cruiter to each director of E-Cruiter and to the appropriate governmental agencies have been approved by the Board.

DATED at Ottawa, Ontario, this 21st day of June, 2001

BY ORDER OF THE BOARD


Signed by:

/s/ J. Gerard Stanton

J. Gerard Stanton
Chairman

                                   EXHIBIT "A"

                         PAH REVENUE AND PROFIT TARGETS

FOR THE PERIOD STARTING APRIL 3, 2001 AND ENDING DECEMBER 31, 2001

REVENUE TARGET "A"
SIXTEEN MILLION DOLLARS ($16,000,000.00) CDN on a consolidated basis of E-Cruiter

REVENUE TARGET "B"
TEN MILLION DOLLARS ($10,000,000.00) CDN on a consolidated basis of E-Cruiter

PROFIT TARGET "A"
$0.00 profit and $0.00 loss (before taxes, depreciation and amortization) for the period starting on May 1st, 2001 and ending on December 31st, 2001.

FOR THE PERIOD STARTING JANUARY 1, 2001 AND ENDING DECEMBER 31, 2002

REVENUE TARGET "C"
TWENTY ONE MILLION DOLLARS ($21,000,000.00) CDN on a consolidated basis of E-Cruiter

REVENUE TARGET "D"
TWELVE MILLION AND SIX HUNDRED THOUSAND DOLLARS ($12,600,000.00) CDN on a consolidated basis of E-Cruiter

PROFIT TARGET "B"
TWO MILLION DOLLARS ($2,000,000.00) CDN (before taxes, depreciation and amortization)

NOTE: REVENUE MEANS THE INFLOW OF CASH, RECEIVABLES OR OTHER CONSIDERATION ARISING IN THE COURSE OF THE ORDINARY ACTIVITIES OF E-CRUITER LESS ANY TRADE OR VOLUME DISCOUNTS, RETURNS AND ALLOWANCES, CLAIMS FOR DAMAGED GOODS AND EXCISE AND SALES TAXES.

NOTE: PROFIT MEANS REVENUE LESS EXPENSES BEFORE TAXES, DEPRECIATION AND AMORTIZATION. THE EXPENSES OF E-CRUITER WILL NOT INCLUDE: (a) ANY PAYMENTS BY E-CRUITER FOR PURCHASES BY E-CRUITER OF MORE THAN 50% OF THE SHARES OR ASSETS OF ANOTHER BODY CORPORATE, ASSOCIATION, PROPRIETORSHIP OR PARTNERSHIP; OR (b) ANY PAYMENTS TO E-CRUITER'S OTHER AFFILIATES.

      o Upon E-Cruiter meeting Revenue Target "A" and Profit Target "A" (defined above), Perley-Robertson, Hill & McDougall LLP (the "Escrow Agent") will deliver 62,500 Shares to the Trust and 437,500 Shares to Mullarkey (the "2001 Target Shares").

      o If E-Cruiter does not meet Revenue Target "A", but it does meet Profit Target "A" and Revenue Target "B" (defined above), the Escrow Agent will deliver 37,500 Shares to the Trust and 262,500 Shares to Mullarkey. In the event that more than 80% but less than 100% of Profit Target "A" and Revenue Target "B" are met, the number of Shares to be delivered will be reduced in proportion to the percentage (to the nearest multiple of 10) of the Profit Target "A" and Revenue Target "B" met. For example, if E-Cruiter meets only 84% of Profit Target "A" and Revenue Target "B", the Trust and Mullarkey will be entitled to receive a total of 240,000 Shares (80% of 300,000). In the event that 80% or less of Profit Target "A" or Revenue Target "B" are not met, the Escrow Agent will deliver 500,000 of the Shares to E-Cruiter for cancellation, unless a contrary agreement has been reached among E-Cruiter, the Trust and Mullarkey.

      o Upon E-Cruiter meeting Revenue Target "C" and Profit Target "B" (defined above), the Escrow Agent will deliver (i) 62,5000 Shares to the Trust and 437,500 Shares to Mullarkey, and (ii) to the Trust and Mullarkey a number of Shares equal to the difference between the 2001 Target Shares and the number of Shares to be delivered pursuant to preceding paragraph.

      o If E-Cruiter does not meet Revenue Target "C", but it does meet Profit Target "B" and Revenue Target "D" (defined above), the Escrow Agent will deliver 37,500 Shares to the Trust and 262,500 Shares to Mullarkey. In the event that more than 80% but less than 100% of Profit Target "B" and Revenue Target "D" are met, the number of Shares to be delivered will be reduced in proportion to the percentage (to the nearest multiple of 10) of the Profit Target "B" and Revenue Target "D" met. In the event that 80% or less of Profit Target "B" or Revenue Target "D" are not met, the Escrow Agent will deliver 500,000 of the Shares to E-Cruiter for cancellation, unless a contrary agreement has been reached among E-Cruiter, the Trust and Mullarkey. At the same time, the Escrow Agent will deliver any and all remaining Shares to E-Cruiter for cancellation, unless a contrary agreement has been reached among E-Cruiter, the Trust and Mullarkey.

PRICEWATERHOUSECOOPERS  [LOGO]

--------------------------------------------------------------------------------

                                   EXHIBIT "B"

                      PAH ACQUISITION: FINANCIAL STATEMENTS








PAULA ALLEN HOLDING COMPANY INC.

Consolidated Financial Statements
DECEMBER 31, 2000 AND 1999
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS  [LOGO]

--------------------------------------------------------------------------------
                              PRICEWATERHOUSECOOPERS LLP
                              CHARTERED ACCOUNTANTS
                              99 Bank Street
                              Suite 800
                              Ottawa Ontario
                              Canada K1P 1E4
                              Telephone +1 (613) 2137 3702
                              Facsimile +1 (613) 237 3963


May 11, 2001


TO THE BOARD OF DIRECTORS OF
E-CRUITER.COM

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, and of cash flows present fairly, in all material respects, the financial position of Paula Allen Holdings Inc. and its subsidiaries at December 31, 2000 and December 31, 1999 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP


CHARTERED ACCOUNTANTS


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

PAULA ALLEN HOLDING COMPANY INC.
Consolidated Balance Sheets
AS AT DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)

                                                                2000                           1999
                                                    ------------------------------ ------------------------------
                                                                  $                              $
ASSETS

CURRENT ASSETS
Cash                                                                   -                          4,882
Prepaid expenses                                                  46,677                         48,031
                                                    ------------------------------ ------------------------------
                                                                  46,677                         52,913

CAPITAL ASSETS (note 3)                                           84,375                        112,903
                                                    ------------------------------ ------------------------------

                                                                 131,052                        165,816
                                                    ============================== ==============================

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES
Bank overdraft (note 5)                                          120,095                              -
Trade accounts payable and accrued liabilities                   845,289                        601,756
Obligation under capital lease                                         -                          2,714
Advances from shareholder (note 6)                               671,989                        500,199
                                                    ------------------------------ ------------------------------

                                                               1,637,370                      1,104,669
                                                    ------------------------------ ------------------------------

DEFICIT LESS CAPITAL STOCK
Capital stock (note 4)                                             1,000                          1,000
Deficit                                                       (1,507,321)                      (939,853)
                                                    ------------------------------ ------------------------------

                                                              (1,506,321)                      (938,853)
                                                    ------------------------------ ------------------------------

                                                                 131,052                        165,816
                                                    ============================== ==============================



APPROVED BY THE BOARD OF DIRECTORS


/s/ Michael Mullarkey         Director                                 Director
------------------------------                     --------------------

PAULA ALLEN HOLDING COMPANY INC.
Consolidated Statements of Earnings
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)

                                                                 2000                           1999
                                                     ------------------------------ ------------------------------
                                                                   $                              $
REVENUE                                                         5,825,836                      6,511,777

COST OF REVENUE                                                 1,200,358                      1,350,528
                                                     ------------------------------ ------------------------------

GROSS PROFIT                                                    4,625,478                      5,161,249
                                                     ------------------------------ ------------------------------

EXPENSE
Sales and marketing                                             4,063,170                      4,072,810
General and administrative                                      1,084,072                        936,042
                                                     ------------------------------ ------------------------------

                                                                5,147,242                      5,008,852
                                                     ------------------------------ ------------------------------

OPERATING INCOME (LOSS)                                          (521,766)                       152,397

INTEREST EXPENSE                                                   45,704                         38,922
                                                     ------------------------------ ------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                (567,468)                       113,475

PROVISION FOR INCOME TAXES (note 7)                                     -                              -
                                                     ------------------------------ ------------------------------

NET EARNINGS (LOSS FOR THE YEAR)                                 (567,468)                       113,475
                                                     ============================== ==============================


Basic and fully diluted net income (loss per share)              $(567.47)                       $113.48
                                                     ============================== ==============================

Weighted average number of common shares                            1,000                          1,000
                                                     ============================== ==============================


PAULA ALLEN HOLDING COMPANY INC.
Consolidated Statements of Shareholder's Equity
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)

                                                 COMMON STOCK
                                     ----------------------------------------                          DEFICIT LESS
                                                                                    DEFICIT            CAPITAL STOCK
                                          NUMBER                  $                    $                     $

BALANCE AT DECEMBER 31, 1998                1,000                 1,000           (1,053,328)           (1,052,328)
Net earnings for the year                       -                     -              113,475            (1,052,328)
                                     ------------------- -------------------- --------------------- ---------------------

BALANCE AT DECEMBER 31, 1999                1,000                 1,000             (939,853)             (938,853)
Net loss for the year                           -                     -             (567,468)             (567,468)
                                     ------------------- -------------------- --------------------- ---------------------

BALANCE AT DECEMBER 31, 2000                1,000                 1,000           (1,507,321)           (1,506,321)
                                     =================== ==================== ===================== =====================


PAULA ALLEN HOLDING COMPANY INC.
Consolidated Statements of Cash Flows
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)

                                                                          2000                           1999
                                                                ---------------------------- ------------------------------
                                                                            $                              $
CASH FLOWS FROM (USED IN)

OPERATING ACTIVITIES
Net earnings (loss) for the year                                          (567,468)                       113,476
Amortization of capital assets                                              32,341                         41,396
Accrued interest on shareholder loan                                        41,790                         34,765
Loss on disposal of capital assets                                             175                              -
Net change in operating components of working capital                      244,887                       (205,536
                                                                ---------------------------- ------------------------------

                                                                          (248,275)                       (15,899)
                                                                ---------------------------- ------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                                  (3,988)                       (15,611)
                                                                ---------------------------- ------------------------------

FINANCING ACTIVITIES
Proceeds from shareholder loan                                              55,000                        112,351
Principal payment on capital lease                                          (2,714)                       (17,377)
Proceeds from bridge note                                                   75,000                              -
                                                                ---------------------------- ------------------------------

                                                                           127,286                         94,974
                                                                ---------------------------- ------------------------------

INCREASE (DECREASE) IN CASH FOR THE YEAR                                  (124,977)                        63,464

CASH (BANK INDEBTEDNESS) - BEGINNING OF YEAR                                 4,882                        (58,582)
                                                                ---------------------------- ------------------------------

CASH (BANK INDEBTEDNESS) - END OF YEAR                                    (120,095)                         4,882
                                                                ============================ ==============================

CHANGES IN OPERATING COMPONENTS OF WORKING CAPITAL CONSIST OF:
Prepaid expenses                                                             1,354                         (4,400)
Trade accounts payable and accrued liabilities                             243,533                       (201,136)
                                                                ---------------------------- ------------------------------

                                                                           244,887                       (205,536)
                                                                ============================ ==============================

PRICEWATERHOUSECOOPERS  [LOGO]

--------------------------------------------------------------------------------
                              PRICEWATERHOUSECOOPERS LLP
                              CHARTERED ACCOUNTANTS
                              99 Bank Street
                              Suite 800
                              Ottawa Ontario
                              Canada K1P 1E4
                              Telephone +1 (613) 2137 3702
                              Facsimile +1 (613) 237 3963


1         GOING CONCERN

          These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) that are applicable to a going concern, which assumes Paula Allen Holding Company Inc. (the "Company") will realize its assets and discharge its liabilities in the normal course of business. The use of such going concern GAAP may not be appropriate. The Company's ability to continue as a going concern in the short term is dependent upon its ability to obtain additional debt and equity financing.

          As a result of the losses incurred by the Company, continuing shareholders' deficit and an excess of current liabilities over current assets, there is substantial doubt about the Company's ability to continue as a going concern. The Company has subsequently received bridge financing for immediate operating needs from its new shareholder (see note 11), which has been forgiven and plans to merge with E-Cruiter.com to secure additional financing. There are no assurances that these plans will overcome the doubt about the Company's ability to continue as a going concern.

2         SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF PRESENTATION

          These financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States and include the consolidated accounts of Paula Allen Holding Company Inc. and its wholly-owned subsidiaries.

          NATURE OF OPERATIONS

          The Company provides career out-placement services through offices located across the United States.

          USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates

          CAPITAL ASSETS

          Capital assets are recorded at cost. Amortization is based on the estimated useful life of the asset and is recorded as follows:

          Furniture and fixtures           7    years straight-line
          Office equipment                 7    years straight-line
          Computers and software           3    years straight-line

          INCOME TAXES

          The Company uses the asset and liability method of accounting for the income tax effect of temporary differences between the carrying amount and the tax basis of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or a decrease in the Company's income taxes payable for the year or a later period.

          Future income taxes are recorded at the income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized. Valuation allowances are established when necessary to reduce future tax assets to the amount expected to be realized. Income tax expense consists of the income taxes payable for the period and the change during the period in future income tax assets and liabilities.

          CAPITAL STOCK

          Capital stock is recorded as the net proceeds received on issuance after deducting all share issue costs.

          REVENUE RECOGNITION

          In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company retroactively adopted these provisions during the year. The adoption did not have a significant impact on its results of operations. Revenue is recognized when all of the following criteria are met: persuasive evidence of an agreement exists, the services have been provided, the price is fixed and determinable and collection is reasonably assured.

          The Company provides for refunds based on prior experience.

          ADVERTISING COSTS

          Advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2000 are $1,658,888 (1999 - $1,574,400).

3         CAPITAL ASSETS

                                                                            2000
                                   ----------------------------------------------------------------------------------------

                                                                         ACCUMULATED
                                               COST                      AMORTIZATION                      NET
                                                $                             $                             $

          Furniture and fixtures              650,332                       643,165                         6,997
          Office equipment                     29,575                        15,886                        13,689
          Computers and software              245,601                       182,062                        63,539
                                   ----------------------------- ----------------------------- ----------------------------

                                              925,508                       841,113                        84,375
                                   ============================= ============================= ============================


                                   ----------------------------------------------------------------------------------------
                                                                            1999
                                   ----------------------------------------------------------------------------------------

                                                                         ACCUMULATED
                                               COST                      AMORTIZATION                      NET
                                                $                             $                             $

          Furniture and fixtures              650,333                       641,413                         8,920
          Office equipment                     34,575                        15,811                        18,764
          Computers and software              241,613                       156,394                        85,219
                                   ----------------------------- ----------------------------- ----------------------------

                                              926,521                       813,618                       112,903
                                   ============================= ============================= ============================


          Included in computers and software is a computer under capital lease with a net book value at December 31, 2000 of $nil (1999 - $2,153), including accumulated amortization of $15,504 (1999 - $13,351).

4         CAPITAL STOCK

          The share capital of the Company is set out below. The Company does not have any stock-based compensation plans.

          AUTHORIZED

          10,000 Class A Voting Common Shares with a par value of $1 per share. 10,000 Class B Non-voting Common Shares authorized with a par value of $1 per share.

          ISSUED AND FULLY PAID

          1,000 Class A Voting Common Shares

5         BANK OVERDRAFT

          The bank overdraft is an unsecured liability not subject to a formal agreement.

6         RELATED PARTY TRANSACTIONS

          The Company's shareholder issued to the Company a revolving line of credit in 1995, which allowed for principal drawings of up to $500,000. As at December 31, 2000, the Company had drawn $466,287 (1999 - $411,287) against this facility. The line of credit accumulates interest at a rate of 10% per annum and is payable on demand with 30 days written notice. As at December 31, 2000 total advances from the shareholder includes accrued interest of $130,702 (1999 - $88,912).

          In December of 2000, the Company secured a $175,000 Bridge Note from a creditor, $75,000 of which was received as at December 31, 2000. All principal and interest on the loan would be forgiven if the creditor was successful in acquiring 75% of the existing shares of the Company from the existing shareholder by January 10, 2001. This transaction was successfully completed on January 10, 2001 and the loan was forgiven as a part of the agreement.

                                                                                        2000                        1999
                                                                           --------------------------- ----------------------------
                                                                                         $                           $
          Revolving line of credit                                                     466,287                     411,287
          Accumulated interest                                                         130,702                      88,912
          Bridge Note                                                                   75,000                           -
                                                                           --------------------------- ----------------------------

                                                                                       671,989                     500,199
                                                                           =========================== ============================

7         INCOME TAXES

          The primary differences between the statutory income tax rate and the Company's effective income tax rate are as follows:

                                                                                        2000                        1999
                                                                           --------------------------- ----------------------------
                                                                                         $                           $

          Combined U.S. federal and state income tax rate                                40%                         40%

          Income tax recovery based on combined U.S. federal and state
             income tax rate                                                         (176,000)                     47,000

          Change in valuation allowance on future income taxes                        176,000                     (47,000)
                                                                           --------------------------- ----------------------------

          Provision for income taxes                                                        -                           -
                                                                           =========================== ============================


                                       11

          The income tax effects of the primary temporary differences affecting future income taxes are:

                                                                                        2000                        1999
                                                                           --------------------------- ----------------------------
                                                                                         $                           $

          Loss carry-forwards                                                         467,000                     282,000

          Capital assets                                                               67,000                      76,000
                                                                           --------------------------- ----------------------------

                                                                                      534,000                     358,000

          Valuation allowance                                                        (534,000)                   (358,000)
                                                                           --------------------------- ----------------------------

                                                                                            -                           -
                                                                           =========================== ============================

8         COMMITMENTS

          The minimum annual lease payments under operating leases for premises and equipment are as follows:

                                                          $
          2001                                         489,000
          2002                                         407,000
          2003                                          89,000
          2004                                          91,000
          2005                                          13,000

9         FINANCIAL INSTRUMENTS

          The Company's financial instruments consist of cash, bank indebtedness, trade accounts payable and accrued liabilities, and the advances from the shareholder. It is management's opinion that the Company is not exposed to significant interest, currency or concentrations of credit risk arising from these financial instruments. Except for the related party advances, the fair values of these instruments approximate their carrying values.

          Management believes that a similar revolving line of credit cold be obtained from a third party at a rate of 15% (1999 - 15%). This would result in a fair value of $895,000 (1999 - $750,000) for the revolving line of credit and the accrued interest at December 31, 2000.

          The carrying value of the bridge financing approximates fair value due to the short-term to maturity.

10        SEGMENTED INFORMATION

          In the opinion of management, the Company operates solely in the career outplacement industry and all of its sales consist of related services. Accordingly, management has determined that it does not have any separately reportable business segments. The Company's operations, assets and substantially all of its sales have been in the United States.

11        SUBSEQUENT EVENTS

          CHANGE OF CONTROL

          On January 11, 2001, 75 percent of the outstanding Class A Voting Common Shares of the Company were purchased for consideration of $758,713 payable through the issuance of a promissory note from the Company to the existing shareholder of the Company (the "Seller"), supported by a stock pledge agreement and conditional personal guaranty of the Purchaser. As part of this transaction, the Company also issued to the Seller a promissory note in the amount of $291,287 in settlement of all other amounts owed to the Seller by the Company. In addition, the $175,000 Bridge Note owing to the Purchaser was cancelled and deemed a capital contribution by the Purchaser.

          ACQUISITION OF DIAMOND

          On April 1, 2001, the Company entered into an agreement to acquire all of the assets and operations of Diamond Technology Solutions LLC ("Diamond"), a Company owned by the purchaser, in exchange for 1,000 Class A Voting Common Shares of the Company. The Purchaser described above was the sole shareholder of Diamond.

          SALE OF THE COMPANY

          On April 3, 2001, shareholders of the Company entered into an agreement with E-cruiter.Com Inc. ("E-Cruiter"), a company incorporated under the Laws of Canada and listed on the Nasdaq stock exchange, for E-Cruiter to acquire all of the issued and outstanding shares of the Company in exchange for up to 5,000,000 Common Shares of E-Cruiter. The transaction is subject to the approval of the shareholders of both companies and meeting certain regulatory conditions.

PRICEWATERHOUSECOOPERS  [LOGO]

--------------------------------------------------------------------------------







DIAMOND TECHNOLOGY SOLUTIONS LLC

Financial Statements
DECEMBER 31, 2000 AND 1999
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS  [LOGO]

--------------------------------------------------------------------------------
                             PRICEWATERHOUSECOOPERS LLP
                             CHARTERED ACCOUNTANTS
                             99 Bank Street
                             Suite 800
                             Ottawa Ontario
                             Canada K1P 1E4
                             Telephone +1 (613) 2137 3702
                             Facsimile +1 (613) 237 3963


May 11, 2001



TO THE BOARD OF DIRECTORS OF
DIAMOND TECHNOLOGY SOLUTIONS LLC

In our opinion, the accompanying balance sheets and the related statements of operations, member equity and of cash flows present fairly, in all material respects, the financial position of Diamond Technology Solutions LLC at December 31, 2000 and December 31, 1999 and the results of its operations and cash flows for the year ended December 31, 2000 and the two months ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the LLC's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/PricewaterhouseCoopers LLP



CHARTERED ACCOUNTANTS


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

DIAMOND TECHNOLOGY SOLUTIONS LLC
Balance Sheets
AS AT DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)

                                                          2000                           1999
                                                            $                              $
ASSETS

CURRENT ASSETS
Accounts receivable                                        238,108                        227,213
Other receivable                                             2,500                              -
                                              ------------------------------ ------------------------------

                                                           240,608                         27,213
CAPITAL ASSETS (note 3)                                     16,455                         27,247
                                              ------------------------------ ------------------------------

                                                           257,063                        254,460
                                              ============================== ==============================

LIABILITIES AND MEMBER EQUITY

CURRENT LIABILITIES
Bank indebtedness (note 5)                                 128,324                         64,178
                                              ------------------------------ ------------------------------

MEMBER'S EQUITY
Membership interest                                          1,000                          1,000
Retained earnings                                          127,739                        189,282
                                              ------------------------------ ------------------------------

                                                           128,739                        190,282
                                              ------------------------------ ------------------------------

                                                           257,063                        254,460
                                              ============================== ==============================




APPROVED BY THE BOARD OF DIRECTORS


/s/ Michael Mullarkey       Director                               Director
----------------------------                              ---------

DIAMOND TECHNOLOGY SOLUTIONS LLC
Statement of Earnings
FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE TWO MONTHS ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)

                                                    2000                           1999
                                        ------------------------------ ------------------------------
                                                      $                              $
REVENUE                                            1,057,574                        511,934

COST OF REVENUE                                      555,729                        267,276
                                        ------------------------------ ------------------------------

GROSS PROFIT                                         501,845                        244,658
                                        ------------------------------ ------------------------------

EXPENSE
Sales and marketing                                  113,542                         20,044
General and administrative                            32,201                         29,332
                                        ------------------------------ ------------------------------

                                                     145,743                         49,376
                                        ------------------------------ ------------------------------

OPERATING INCOME                                     356,102                        195,282

INTEREST EXPENSE                                       4,174                              -
                                        ------------------------------ ------------------------------

Net earnings for the year                            351,928                        195,282
                                        ============================== ==============================


DIAMOND TECHNOLOGY SOLUTIONS LLC
Statements of Member Equity
FOR THE YEARS ENDED DECEMBER 31, 2000 AND THE TWO MONTHS ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)

                                         MEMBERSHIP                 RETAINED                  MEMBER'S
                                          INTEREST                  EARNINGS                   EQUITY
                                             $                         $                         $
Initial investment                           1,000                           -                    1,000
Net earnings for the year                        -                     195,282                  195,282
Distributions to member                          -                      (6,000)                  (6,000
                                    ----------------------- ------------------------- -------------------------

BALANCE AT DECEMBER 31, 1999                 1,000                     189,282                  190,282
Net earnings for the year                        -                     351,928                  351,928
Distributions to member                          -                    (413,471)                (413,471)
                                    ----------------------- ------------------------- -------------------------

BALANCE AT DECEMBER 31, 2000                 1,000                     127,739                  128,739
                                    ======================= ========================= =========================


DIAMOND TECHNOLOGY SOLUTIONS LLC
Statements of Cash Flows
FOR THE YEARS ENDED DECEMBER 31, 2000 AND THE TWO MONTHS ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)

                                                                          2000                           1999
                                                               ----------------------------- ------------------------------
                                                                            $                              $
CASH FLOWS FORM (USED IN)

OPERATING ACTIVITIES
Net earnings (loss) for the year                                            351,928                        195,282
Amortization of capital assets                                               10,792                          1,947
Net change in operating components of working capital                       (13,395)                      (227,213)
                                                               ----------------------------- ------------------------------

                                                                            349,325                        (29,984)
                                                               ----------------------------- ------------------------------

INVESTING ACTIVITY
Purchase of capital assets                                                        -                        (29,194)
                                                               ----------------------------- ------------------------------

FINANCING ACTIVITIES
Initial investment                                                                -                          1,000
Distributions to member                                                    (413,471)                        (6,000)
                                                               ----------------------------- ------------------------------

                                                                           (413,471)                        (5,000)
                                                               ----------------------------- ------------------------------

DECREASE IN CASH FOR THE YEAR                                               (64,146)                       (64,178)

BANK INDEBTEDNESS - BEGINNING OF YEAR                                       (64,178)                             -
                                                               ----------------------------- ------------------------------

BANK INDEBTEDNESS - END OF YEAR                                            (128,324)                       (64,178)
                                                               ============================= ==============================


CHANGES IN OPERATING COMPONENTS OF WORKING CAPITAL CONSIST OF:
Accounts receivable                                                         (10,895)                      (227,213)
Other receivables                                                            (2,500)                             -
                                                               ----------------------------- ------------------------------

                                                                            (13,395)                      (227,213)
                                                               ============================= ==============================

PRICEWATERHOUSECOOPERS  [LOGO]

--------------------------------------------------------------------------------
                             PRICEWATERHOUSECOOPERS LLP
                             CHARTERED ACCOUNTANTS
                             99 Bank Street
                             Suite 800
                             Ottawa Ontario
                             Canada K1P 1E4
                             Telephone +1 (613) 2137 3702
                             Facsimile +1 (613) 237 3963


1         SIGNIFICANT ACCOUNTING POLICIES

          NATURE OF OPERATIONS

          Diamond Technology Solutions LLC (the "LLC") is a limited liability corporation formed in November of 1999. All of the earnings and rights of the LLC accrue to its sole member. The LLC provides Peoplesoft integration consulting services.

          USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates

          CAPITAL ASSETS

          Capital assets consist of computer equipment and are recorded at cost. Amortization is based on the estimated useful life of the asset and is recorded over 5 years on a straight-line basis:

          INCOME TAXES

          As a limited liability corporation, the LLC earnings are taxable solely in the hands of its member. Consequently, these financial statements do not include a provision for income taxes or any tax assets or liabilities.

          MEMBERSHIP INTEREST

          Membership interest is recorded as the net proceeds received on issuance after deducting all issue costs.

          REVENUE RECOGNITION

          In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The LLC retroactively adopted these provisions during the year. The adoption did not have a significant impact on its results of operations.

          Revenue from consulting services provided are recognized when all of the following criteria are met: persuasive evidence of an agreement exists, the services have been provided, the price is fixed and determinable and collection is reasonably assured.

2         CAPITAL ASSETS

                                                                            2000
                                    -------------------------------------------------------------------------------------

                                                                          ACCUMULATED
                                                COST                     AMORTIZATION                      NET
                                                 $                             $                            $

          Computers and software                29,194                        12,739                       16,455
                                    ============================= ============================ ==========================


                                                                            1999
                                    -------------------------------------------------------------------------------------

                                                                          ACCUMULATED
                                                COST                     AMORTIZATION                      NET
                                                 $                             $                            $

          Computers and software                29,194                         1,947                       27,247
                                    ============================= ============================ ==========================


3         BANK INDEBTEDNESS
                                                                                2000                         1999
                                                                  ---------------------------- --------------------------
                                                                                   $                            $

          Bank indebtedness                                                  (13,324)                     (64,178)
          Line of credit                                                    (115,000)                           -
                                                                  ---------------------------- --------------------------

          Total bank indebtedness                                           (128,324)                     (64,178)
                                                                  ============================ ==========================


The LLC has an operating line of credit with Harris Bank (the "lender") for up to $150,000. The interest rate on the line of credit is subject to change from time to time based on changes in the lender's prime rate. As of December 31, 2000, the LLC had net drawings of $115,000 (1999 - $nil) against this facility. The capital assets and accounts receivable of the LLC have been pledged as collateral against the facility.

4         FINANCIAL INSTRUMENTS

          The LLC's financial instruments consist of accounts receivable and bank indebtedness. It is management's opinion that the LLC is not exposed to significant interest, currency or concentrations of credit risk arising from these financial instruments. The fair values of these instruments approximate their carrying values.

5         SEGMENTED INFORMATION

          In the opinion of management, the LLC operates solely in the Peoplesoft consulting industry. Accordingly, management has determined that it does not have any separately reportable business segments. The LLC's operations, assets and substantially all of its sales have been in the United States.

6         SUBSEQUENT EVENTS

          SALE OF THE COMPANY'S ASSETS

          On April 1, 2001, the LLC entered into an agreement to sell all of its assets and operations to Paula Allen Holding Company Inc. ("PAH") in exchange for 1,000 Class A Voting Common Shares of PAH.

                                   EXHIBIT "C"
                          OMNIPARTERNS REVENUE TARGETS

FOR THE PERIOD STARTING JULY 1, 2001 AND ENDING JUNE 30, 2002 (THE "TERM")

REVENUE TARGET "A"
SIX MILLION DOLLARS ($6,000,000.00) U.S. on a consolidated basis of OMNIpartners

REVENUE TARGET "B"
FIVE MILLION FIVE-HUNDRED THOUSAND DOLLARS ($5,500,000.00) U.S. or more, but less that SIX MILLION DOLLARS ($6,000,000.00 U.S.) on a consolidated basis of OMNIpartners

REVENUE TARGET "C"
FIVE MILLION DOLLARS ($5,000,000.00) U.S. or more but less than FIVE MILLION FIVE HUNDRED THOUSAND DOLLARS ($5,500,000) U.S. on a consolidated basis of OMNIpartners

REVENUE TARGET "D"
Less than FIVE MILLION DOLLARS ($5,000,000.00) U.S. on a consolidated basis of OMNIpartners

NOTE: REVENUE MEANS THE INFLOW OF CASH, RECEIVABLES OR OTHER CONSIDERATION ARISING IN THE COURSE OF THE ORDINARY ACTIVITIES OF OMNI LESS ANY TRADE OR VOLUME DISCOUNTS, RETURNS AND ALLOWANCES, CLAIMS FOR DAMAGED GOODS AND EXCISE AND SALES TAXES. REVENUE SHALL BE DETERMINED BY UNITED STATES GAAP CONSISTENT WITH OMNIPARTNERS' HISTORICAL PRESENTATION

      o Upon OMNIpartners meeting Revenue Target "A" (defined above), Perley-Robertson, Hill & McDougall LLP (the "Escrow Agent") will deliver 100% of the 1,000,000 Shares to Mavin Cohen and Meredith Cohen, such that Marvin Cohen will receive 800,000 Shares and Meredith Cohen will receive 200,000 Shares

      o If OMNIpartners does not meet Revenue Target "A", but OMNIpartners does meet Revenue Target "B" (defined above), the Escrow Agent shall deliver to Marvin Cohen and Meredith Cohen 87.5% of the Shares. At the same time, the Escrow Agent will deliver any and all remaining Shares to E-Cruiter for cancellation, unless a contrary agreement has been reached among E-Cruiter, Marvin Cohen and Meredith Cohen.

      o If OMNIpartners does not meet Revenue Target "B", but OMNIpartners does meet Revenue Target "C" (defined above), the Escrow Agent will deliver to Marvin Cohen and Meredith Cohen 75% of the Shares. At the same time, the Escrow Agent will deliver any and all remaining Shares to E-Cruiter for cancellation, unless a contrary agreement has been reached between among E-Cruiter, Marvin Cohen and Meredith Cohen.

      o If OMNIpartners does not meet Revenue Target "C", the Escrow Agent will deliver to Marvin Cohen and Meredith Cohen 50% of the Shares. At the same time, the Escrow Agent will deliver any and all remaining Shares to E-Cruiter for cancellation, unless a contrary agreement has been reached among E-Cruiter, Marvin Cohen and Meredith Cohen.

                                   EXHIBIT "D"
                      OP ACQUISITION: FINANCIAL STATEMENTS









                      THE OMNIPARTNERS, INC. AND AFFILIATES

                     REVIEWED COMBINED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                       [Goldstein Lewin & Co. Letterhead]

                         INDEPENDENT ACCOUNTANT'S REPORT




To the Board of Directors and Stockholders
The OMNIpartners, Inc. and Affiliates
Fort Lauderdale, Florida

We have reviewed the accompanying combined balance sheets of The OMNIpartners, Inc. and Affiliates as of December 31, 2000 and 1999, and the related combined statements of income and cash flows, and the combining statements of changes in stockholders' equity for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of The OMNIpartners, Inc. and Affiliates.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Our reviews were made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying Combined Schedule of General and Administrative Expenses is presented only for supplementary analysis purposes. Such information has been subjected to the inquiry and analytical procedures applied in the reviews of the basic financial statements, and we are not aware of any material modifications that should be made thereto.



Boca Raton, Florida
March 2, 2001

                      THE OMNLPARTNERS, INC. AND AFFILIATES
                                TABLE OF CONTENTS
                           DECEMBER 31, 2000 AND 1999



                                                                       PAGE

INDEPENDENT ACCOUNTANT'S REPORT                                         1

FINANCIAL STATEMENTS

        Combined Balance Sheets                                        2-3

        Combined Statements of Income                                   4

        Combining Statements of Changes in Stockholders' Equity        5-6

        Combined Statements of Cash Flows                              7-8

        Notes to the Financial Statements                              9-15

SUPPLEMENTARY INFORMATION

        Combined Schedules of General and Administrative Expenses       16

                      THE OMNIPARTNERS, INC. AND AFFILIATES
                             COMBINED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999

                                     ASSETS

                                                                                    2000                        1999
                                                                           ---------------------       --------------------
CURRENT ASSETS
    Cash                                                                   $          4,600            $        125,433
    Restricted Cash                                                                                             125,307
    Marketable Securities                                                           125,485
    Accounts Receivable (Net of Allowance for Doubtful
        Accounts of $35,000 and $63,835, respectively)                              935,626                      33,010
    Current Portion of Note Receivable                                               66,208                      60,231
    Prepaid Expenses and Other Current Assets                                        11,099
                                                                           ---------------------       --------------------
                  Total Current Assets                                            1,143,018                     343,981
                                                                           ---------------------       --------------------
PROPERTY AND EQUIPMENT, Net                                                         872,558                     637,884
                                                                           ---------------------       --------------------
OTHER ASSETS
    Note Receivable, Net of Current Portion                                         195,714                     261,922
    Security Deposits                                                                19,953                      18,081
    Prepaid Loan Costs                                                               12,494
                                                                           ---------------------       --------------------
                                                                                    228,161                     280,003
                                                                           ---------------------       --------------------
                                                                           $      2,243,737            $      1,261,868
                                                                           =====================       ====================

                       See Accountant's Review Report and
                        Notes to the Financial Statements

                      THE OMNIPARTNERS, INC. AND AFFILIATES
                             COMBINED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                        2000                     1999
                                                                                 ------------------       -------------------
CURRENT LIABILITIES
    Current Maturities of Long-Term Debt                                         $        158,322         $        220,578
    Current Maturities of Capital Lease Obligations                                        21,130                   55,855
    Line of Credit                                                                        613,001
    Accounts Payable and Accrued Liabilities                                              433,660                  226,577
    Deferred Revenue                                                                       33,500
                                                                                 ------------------       -------------------
                  Total Current Liabilities                                             1,259,613                  503,010
                                                                                 ------------------       -------------------
LONG-TERM DEBT, LESS CURRENT MATURITIES                                                   637,708                  186,564
                                                                                 ------------------       -------------------
CAPITAL LEASE OBLIGATIONS, LESS
    CURRENT MATURITIES                                                                    114,976                  265,232
                                                                                 ------------------       -------------------
COMMITMENTS

STOCKHOLDERS' EQUITY
    Common Stock                                                                           25,000                   32,500
    Additional Paid-in Capital                                                              5,000                    5,000
    Retained Earnings                                                                     201,440                  269,562
                                                                                 ------------------       -------------------
                                                                                          231,440                  307,062
                                                                                 ------------------       -------------------
                                                                                 $      2,243,737         $      1,261,868
                                                                                 ==================       ===================

                       See Accountant's Review Report and
                        Notes to the Financial Statements

                      THE OMNIPARTNERS, INC. AND AFFILIATES
                          COMBINED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                        2000                     1999
                                                                                 ------------------       -------------------
REVENUE, Net                                                                     $      7,776,721         $      5,757,333

GENERAL AND ADMINISTRATIVE EXPENSES                                                     7,205,212                5,420,736
                                                                                 ------------------       -------------------
                Income from Operations Before
                  Other Income (Expenses)                                                 571,509                  336,597
                                                                                 ------------------       -------------------
OTHER INCOME (EXPENSES)
    Depreciation and Amortization                                                        (267,881)                (108,540)
    Interest Expense                                                                      (97,630)                 (32,355)
    Interest Income                                                                        31,452                   39,684
    Factor Fees                                                                          (106,618)                (121,927)
    Unrealized Loss on Marketable Securities                                              (25,438)
    Other Income                                                                           15,958
                                                                                 ------------------       -------------------
                Total Other (Expenses)                                                   (450,157)                (223,138)
                                                                                 ------------------       -------------------
                Net Income                                                       $        121,352         $        113,459
                                                                                 ==================       ===================

                       See Accountant's Review Report and
                        Notes to the Financial Statements

                      THE OMNIPARTNERS, INC. AND AFFILIATES
             COMBINING STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                    OMNIPARTNERS WEST,         OMNIPARTNERS
                                             OMNIPARTNERS, INC.            INC.             MID-ATLANTIC, INC.          COMBINED
                                             ------------------     ------------------      ------------------      ---------------
COMMON STOCK; $1 Par Value:
   Balance, December 31, 1998 - 15,000,
   10,000 and -0-Shares, Respectively          $       15,000         $       10,000          $                     $       25,000
   Issuance of Common Stock, 7,500 Shares                                                              7,500                 7,500
                                             ------------------     ------------------      ------------------      ---------------
Balance, December 31, 1999                             15,000                 10,000                   7,500                32,500
                                             ------------------     ------------------      ------------------      ---------------
ADDITIONAL PAID-IN CAPITAL:
Balance, December 31, 1998 and December
   31, 1999                                             5,000                                                                5,000
                                             ------------------     ------------------      ------------------      ---------------
RETAINED EARNINGS:
   Balance, December 31, 1998                         424,762                 37,024                                       461,786
   Distributions                                     (172,245)              (133,438)                                     (305,683)
   Net Income (Loss)                                   31,336                115,905                 (33,782)              113,459
                                             ------------------     ------------------      ------------------      ---------------
Balance, December 31, 1999                            283,853                 19,491                 (33,782)              269,562
                                             ------------------     ------------------      ------------------      ---------------
                                               $      303,853         $       29,491          $      (26,282)       $      307,062
                                             ==================     ==================      ==================      ===============
Common Shares Authorized, Issued and
   Outstanding, December 31, 1999                      15,000                 10,000                   7,500                32,500
                                             ==================     ==================      ==================      ===============

                       See Accountant's Review Report and
                        Notes to the Financial Statements

                      THE OMNIPARTNERS, INC. AND AFFILIATES
             COMBINING STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                     OMNIPARTNERS WEST,         OMNIPARTNERS
                                            OMNIPARTNERS, INC.              INC.             MID-ATLANTIC, INC.         COMBINED
                                            ------------------       ------------------      ------------------      --------------
COMMON STOCK; $1 Par Value:
   Balance, December 31, 1999 - 15,000,
   10,000 and 7,500 Shares, Respectively      $       15,000           $       10,000          $        7,500        $       32,500
   Dissolution                                                                                         (7,500)               (7,500)
                                            ------------------       ------------------      ------------------      --------------
Balance, December 31, 2000                            15,000                   10,000                                        25,500
                                            ------------------       ------------------      ------------------      --------------
ADDITIONAL PAID-IN CAPITAL:
Balance, January 1, 2000 and December 31,
   2000                                                5,000                                                                  5,000
                                            ------------------       ------------------      ------------------      --------------
RETAINED EARNINGS:
   Balance, December 31, 1999                        283,853                   19,491                 (33,782)              269,562
   Distributions                                    (182,485)                 (40,771)                                     (223,256)
   Dissolution                                                                                         33,782                33,782
   Net Income (Loss)                                 180,479                  (59,127)                                      121,352
                                            ------------------       ------------------      ------------------      --------------
Balance, December 31, 2000                           281,847                  (80,407)                                      201,440
                                            ------------------       ------------------      ------------------      --------------
                                              $      301,847           $      (70,407)         $                     $      231,440
                                            ==================       ==================      ==================      ==============
Common Shares Authorized, Issued and
   Outstanding, December 31, 2000                     15,000                   10,000                                        25,000
                                            ==================       ==================                              ==============


                       See Accountant's Review Report and
                        Notes to the Financial Statements

                      THE OMNIPARTNERS, INC. AND AFFILIATES
                        COMBINED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                           2000                        1999
                                                                                    ------------------          ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income                                                                       $        121,352                    113,459
   Adjustments to Reconcile Net Income to Net
      Cash Provided by Operating Activities:
        Depreciation                                                                         263,365                    108,540
        Amortization                                                                           4,516
        Unrealized Loss on Marketable Securities                                              25,438
        Purchase of Marketable Securities                                                   (150,923)
        Changes in Assets and Liabilities:
           (Increase) Decrease in:
             Restricted Cash                                                                 125,307                    (26,878)
             Accounts Receivable                                                            (902,616)                     2,764
             Prepaids and Other Current Assets                                                (9,149)
           Increase (Decrease) in:
             Accounts Payable and Accrued Liabilities                                        208,432                    163,580
             Deferred Income                                                                  33,500
             Due to Factor                                                                    (1,350)                   (35,663)
                                                                                    ------------------          ------------------
                Net Cash Provided By (Used In) Operating Activities                         (282,128)                   325,802
                                                                                    ------------------          ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of Fixed Assets                                                                 (352,665)                  (200,114)
   Repayments on Note Receivable                                                              60,231                     59,095
   Increase in Other Assets                                                                  (18,880)                   (10,750)
                                                                                    ------------------          ------------------
                Net Cash Used In Investing Activities                                       (311,314)                  (151,769)
                                                                                    ------------------          ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Distributions to Stockholders                                                            (223,256)                  (305,683)
   Repayment of Lease Payable                                                                 (9,269)                   (16,600)
   Repayment of Note Payable                                                                 (12,090)                   (40,879)
   Proceeds from Note Payable                                                                600,000                    157,382
   Repayment of Stockholder Loan                                                            (266,756)                   (70,319)
   Proceeds from Stockholder Loan                                                            368,862                    177,063
   Repayment of Employee Advance                                                              14,177
   Proceeds from Employee Advance                                                            (16,127)
   Proceeds from Issuance of Common Stock                                                                                7,500
   Net Proceeds from Line of Credit                                                           17,068
                                                                                    ------------------          ------------------
                Net Cash Provided By (Used In) Financing Activities                          472,609                    (91,536)
                                                                                    ------------------          ------------------
                Increase (Decrease) in Cash and Cash Equivalents                            (120,833)                    82,497

Cash and Cash Equivalents:

   Beginning                                                                                 125,433                     42,936
                                                                                    ------------------          ------------------
   Ending                                                                           $          4,600            $       125,433
                                                                                    ==================          ==================

                                       7

                       See Accountant's Review Report and
                        Notes to the Financial Statements

                      THE OMNIPARTNERS, INC. AND AFFILIATES
                        COMBINED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION

      Cash Paid for Interest                                                    $      97,630     $      32,355
                                                                                ==============    ==============
NON-CASH INVESTING AND FINANCING ACTIVITIES

      Equipment Acquired Under Capital Leases                                   $     145,375     $     337,686
                                                                                ==============    ==============
      Dissolution of Mid-Atlantic and Contribution of Shareholder Loan          $      26,282
                                                                                ==============


                       See Accountant's Review Report and
                        Notes to the Financial Statements

                      THE OMNIPARTNERS, INC. AND AFFILIATES
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


NATURE OF BUSINESS

The OMNIpartners, Inc. and Affiliates ("the Company') provide recruitment research services to a variety of industries and businesses throughout the United States.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF COMBINATION

The accompanying combined financial statements include the accounts of The OMNIpartners, Inc., The OMNIpartners West Inc. and The OMNIpartners Mid-Atlantic, Inc. The Companies are related through common ownership and are collectively referred to herein as the Company. All significant intercompany balances and transactions have been eliminated in combination.

In 2000, the shareholder of Mid-Atlantic converted a $26,282 loan from the shareholder to the capital of Mid-Atlantic and the Company was dissolved.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                         See Accountant's Review Report

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


ADVERTISING EXPENSE

The Company expenses advertising casts as they are incurred. Advertising expense for the years ended December 31, 2000 and 1999 amounted to $13,760 and $27,825, respectively.

CONCENTRATIONS OF CREDIT RISK

The Company's customers are comprised of a cross section between the retail, hospitality, food service and technical business segments. No single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. As of December 31, 2000 and 1999, the Company does not consider itself to have any significant concentrations of credit risk.

The Company at times has cash in banks in excess of Federal Deposit Insurance Corporation insurance limits. The Company places its temporary cash investments with high credit quality financial institutions.

INCOME TAX STATUS

The Companies, with the consent of their stockholders, have elected under the Internal Revenue Code to be S-corporations. In lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Companies' taxable income.



NOTE 2:    SALE OF ACCOUNTS RECEIVABLE

In 1999, the Company assigned and sold, with recourse, accounts receivable to First Southern Bank (the "Bank") as absolute owner. The related credit facility limited the outstanding balance at any point in time to a total of $750,000 and was subject to recourse in that the Company was obligated to repurchase all or any portion of individual accounts receivable balances that became greater than 90 days past due. During 1999, the bank purchased accounts receivable totaling $5,671,275 which, after factoring expenses and required reserves resulted in net proceeds to the Company of $4,982,220. At December 31, 1999, uncollected receivables sold by the Company and owned by the Bank totaled $811,837. The Company discontinued factoring its receivables in September of 2000.

                         See Accountant's Review Report

Under the terms of the agreement, the Bank retained, as a reserve, 10% of all receivables purchased by the Bank. This reserve was held in a separate, interest bearing account for the benefit of the Company. At December 31, 1999, the Company had $125,307 in this account; such amount was reported separately on the balance sheet as restricted cash.

The Company incurred a service charge on the face amount of each receivable acquired by the Bank. The service charge was gradually reduced during the year from 2%. For the year ended December 31, 2000 and 1999, the Company paid factoring expenses totaling $106,518 and $121,927, respectively.

At December 31, 2000 and 1999, the Company had accounts receivable totaling $935,626 and $33,010, net of allowance for bad debts of $35,000 and $63,835, respectively, that were either repurchased by the Company from the bank, or had not been sold to the bank.



NOTE 3:   NOTE RECEIVABLE

On June 27, 1997, the Company completed the sale of its Executive Search business. As part of the Agreement the Company agreed not to conduct any executive search activity and the buyer agreed not to conduct candidate research searches through June 2004

The Company received a Promissory Note for $450,000 of the purchase price. The Note bears interest at 9.5% per year, and requires monthly payments of $7,355. At December 31, 2000 and 1999, $261,922 and $322,153 remained outstanding, of which $66,208 and $60,231 was classified as a current receivable and $195,714 and $261,922 as a non-current receivable, respectively.



NOTE 4:   PROPERTY AND EQUIPMENT

Property and equipment together with their estimated useful lives, are summarized below:

                                                    2000                  1999                 YEARS
                                                    ----                  ----                 -----
Furniture and Fixtures                      $        494,573       $       324,444               7
Equipment                                            746,570               466,807               5
Leasehold Improvements                               193,877               150,319               10
                                            -----------------      ----------------
                                                   1,435,020               941,570
Less:      Accumulated Depreciation                  562,462               303,686
                                            -----------------      ----------------
                                            $        872,558       $       637,884
                                            =================      ================

                         See Accountant's Review Report

NOTE 5:   LONG-TERM DEBT

Long-term debt consists of:


                                                                                         2000                  1999
                                                                                         ----                  ----
Note Payable to First Union National Bank with interest at 9% per annum payable in monthly installments of $12,491 with final payment due November 1,
2005. The note is collateralized by the Company's assets.                        $        587,910       $

Note payable to First Southern Bank, in monthly installments of $3,626 plus interest at 1.00% above Citibank, NA's prime rate (9.5% at December 31, 1999),
repaid September 20, 2000.                                                                                       204,003

Note payable stockholder, due in monthly installments of $3,844, including
interest at 9.5%.                                                                                                 70,843

Note payable stockholder, due on demand with no interest payable, unsecured.               57,197                132,296

Note payable stockholder, principle due after all First Union obligations are paid in full; interest only (9.5% per annum) payable in monthly installments
of $1,188.                                                                                150,923
                                                                                 -----------------      -----------------
                                                                                          796,030                407,142
Less:      Current Maturities                                                             158,322                220,578
                                                                                 -----------------      -----------------
                                                                                 $        637,708       $        186,564
                                                                                 =================      =================

                         See Accountant's Review Report

Aggregate maturities required on long-term debt are as follows:

           YEAR ENDING DECEMBER 31,
                    2001                              $        158,322
                    2002                                       110,612
                    2003                                       120,988
                    2004                                       132,337
                    2005                                       273,771
                                                      ----------------
                                                      $        796,030
                                                      ================

NOTE 6:   LINE OF CREDIT

In September 2000, the Company entered into revolving credit facilities with available amounts of $2 million and $200,000, due on demand and maturing June 30, 2001. These credit lines bear interest at the LIBOR Market Index Rate plus 2.25% (8.81% at December 31, 2000). Borrowings under the revolving credit and security agreement are collateralized by the Company's assets, including equipment, financial assets, investment property, and receivables.

Borrowings under the lines totaled $613,001 (under the $2 million line), and $0 (under the $200,000 line), at December 31, 2000. The lines of credit agreements contain certain restrictive financial covenants. At December 31, 2000, the Company was not in compliance with the tangible net worth ratio debt covenant. The lender has waived this non-compliance.



NOTE 7:   CAPITAL LEASES

The Company is a lessee under a capital lease for furniture, expiring August 2005. The lease agreement requires 60 equal monthly payments of $3,184 with final payment of $14,459 due at the end of the lease.

Capital leases at December 31, 1999 for various furniture, fixtures, and equipment were paid off or cancelled in 2000, and the Company entered into one new capital lease in the year 2000.

                         See Accountant's Review Report

Following is a summary of property held under capital leases at December 31, 2000 and 1999:

                                              2000                  1999
                                         --------------        --------------
Furniture and Fixtures                   $      145,375        $      241,382
Equipment                                             -                96,304
                                         --------------        --------------
                                                145,375               337,686
Less:      Accumulated Depreciation              20,768                13,436
                                         --------------        --------------
                                         $      124,607        $      324,250
                                         ==============        ==============
Total Leases Payable                            136,106               321,087
Less Current Portion                             21,130                55,855
                                         --------------        --------------
Leases Payable - Long-Term               $      114,976        $      265,232
                                         ==============        ==============


Minimum future lease payments under capital leases as of December 31, 2000 for each of the next five years and in the aggregate are:

       YEAR ENDING DECEMBER 31,                           AMOUNT
       ------------------------                       --------------

                2001                                  $      38,205
                2002                                         38,205
                2003                                         38,205
                2004                                         38,205
                2005                                         36,791
                                                      --------------
Total Minimum Lease Payments                                189,611
      Less:  Amount Representing Interest                    53,505
                                                      --------------
Present Value of Net Minimum Lease                    $     136,106
                                                      ==============

                         See Accountant's Review Report

NOTE 8:   COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company leases office space and transportation equipment under agreements which expire at various dates through 2006. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes and other operating expenses.

Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000, are as follows:

                     YEARS
                     -----

                     2001                                       424,997
                     2002                                       418,122
                     2003                                       408,090
                     2004                                       195,777
                     2005                                       176,746
                  Thereafter                                    125,195
                                                       -----------------
                                                       $      1,748,927
                                                       =================

Total rental expense for office space and transportation equipment charged to operations for the year ended December 31, 2000 and 1999 was $349,678 and $287,963, respectively.


NOTE 9:   RETIREMENT PLAIN

The Company has a qualified Profit Sharing Plan and Trust for eligible employees. Contributions of $35,746 and $22,648 were made by the Company for the years ended December 31, 2000 and 1999, respectively. The Plan provides for contributions in such amounts as the Company may annually determine.



NOTE 10:  SUBSEQUENT EVENT

Effective January 1, 2001, OMNipartners West, Inc. was merged into The OMNIpartners, Inc. As a result of the merger, each outstanding share of OMNIpartners West, Inc. stock was exchanged and convened into one share of stock of The OMNIpartners, Inc. All shares of OMNIpartners West, Inc. were cancelled into the treasury. All assets and liabilities were transferred to The OMNIpartners, Inc.

The authorized and issued shares of The OMNIpartners, Inc. was increased to 25,000 shares.

                         See Accountant's Review Report

                      THE OMNIPARTNERS, INC. AND AFFILIATES
                        COMBINED SCHEDULE OF GENERAL AND
                             ADMINISTRATIVE EXPENSES
                     YEARS ENDING DECEMBER 31, 2000 AND 1999

                                                                2000                   1999
                                                         -----------------       -----------------
GENERAL AND ADMINISTRATIVE EXPENSES
       Advertising                                       $        13,760         $        27,825
       Automobile                                                 56,119                  35,932
       Bad Debts                                                  64,645                  60,835
       Bank Charges                                               10,738                  15,952
       Bonuses                                                   578,122                 470,250
       Contributions                                               5,805
       Dues and Subscriptions                                     47,874                  28,706
       Employee Benefits                                         204,761                 133,644
       Equipment Rental                                           32,931                   6,822
       Insurance                                                  48,679                  26,346
       Licenses and Permits                                        1,543
       Miscellaneous                                               1,816                   3,540
       Office Expenses                                           206,348                 159,826
       Other Taxes                                                18,091                  10,289
       Payroll - Office                                        3,994,683               2,859,832
       Payroll - Officers                                        428,290                 325,665
       Payroll Taxes                                             419,309                 308,132
       Postage                                                    33,042                  39,130
       Printing                                                   45,023                  37,456
       Professional Development                                   23,601
       Professional Fees                                          53,897                  81,386
       Recruiting                                                 54,563                  28,489
       Relocation                                                 16,264                  43,100
       Rent                                                      315,201                 273,227
       Repairs and Maintenance                                    34,457                  39,729
       Telephone                                                 242,450                 260,336
       Trade Shows                                                13,371                   5,249
       Travel and Entertainment                                  232,388                 133,780
       Utilities                                                   7,441                   5,258
                                                         -----------------       -----------------
                                                         $     7,205,212         $     5,420,736
                                                         =================       =================

                         See Accountant's Review Report

                                   EXHIBIT "E"
                               SPECIAL RESOLUTION

BE IT RESOLVED THAT:

1. the articles of E-Cruiter be amended to increase the minimum number of directors of E-Cruiter from one to three;

2. any officer or director of E-Cruiter is hereby authorized and directed from time to time for and on behalf of E-Cruiter to execute all such other documents and to do all such other acts as in his discretion may be necessary or desirable to give effect to the foregoing including, without limitation, the delivery of articles of amendment in the prescribed form to the Director appointed under the Canada Business Corporations Act; and

3. notwithstanding the foregoing, the directors of E-Cruiter may, without further approval of the shareholders of E-Cruiter, revoke this resolution at any time before the certificate of amendment to be issued by such Director upon receipt of such Articles of Amendment becomes effective.

                                   EXHIBIT "F"
                       BY-LAW NO. 3 OF E-CRUITER.COM INC.
                    BEING A BY-LAW TO AMENDMENT BY-LAW NO. 1


BE IT ENACTED as By-law No. 3 of the Corporation that paragraph 3.02 of By-law No. 1 of the Corporation is hereby deleted and the following paragraph shall be inserted:

"3.02 QUORUM. Subject to section 3.09, the quorum for the transaction of business at any meeting of the Board shall consist of two directors in office."

                                   EXHIBIT "G"
                         PRO FORMA FINANCIAL STATEMENTS






E-CRUITER.COM INC.

Pro-forma Consolidated Financial Statements
FEBRUARY 28, 2001
(expressed in U.S. dollars)

E-CRUITER.COM INC.
Pro-forma Consolidated Balance Sheet
--------------------------------------------------------------------------------

  (expressed in U.S. dollars)                                                           DIAMOND     OMNIPARTNERS INC.
                                           E-CRUITER.COM         PAULA ALLEN         TECHNOLOGY                   AND
                                                    INC.       HOLDINGS INC.      SOLUTIONS LLC            AFFILIATES
                                            FEBRUARY 28,        DECEMBER 31,       DECEMBER 31,          DECEMBER 31,
                                                    2001                2000               2000                  2000
                                             (UNAUDITED)           (AUDITED)          (AUDITED)           (UNAUDITED)
                                                       $                   $                  $                     $
                                          ---------------  ------------------ -----------------  --------------------
 ASSETS
 CURRENT ASSETS
 Cash and cash equivalents                     180,098                    -                -                  4,600
 Short-term investments                      4,438,662                    -                -                125,485
 Accounts receivable                           438,368                    -          238,108                935,626
 Prepaid expenses                              364,305               46,677                -                 43,546
 Other receivables                              83,056                    -            2,500                 66,208
                                          -----------------------------------------------------------------------------
                                             5,504,489               46,677          240,608              1,175,465
 DEFERRED COSTS                                 26,961                    -                -                      -
 NOTE RECEIVABLE                                     -                    -                -                195,714
 CAPITAL ASSETS                              1,176,393               84,375           16,455                872,558
 INTANGIBLE ASSETS                                   -                    -                -                      -
                                          -----------------------------------------------------------------------------

                                             6,707,843              131,052          257,063              2,243,737
                                          =============================================================================
 LIABILITIES
 CURRENT LIABILITIES
 Bank indebtedness                                   -              120,095          128,324                613,001
 Accounts payable and accrued liabilities      592,343              845,289                -                433,660
 Accrued compensation                          185,810                    -                -                      -
 Deferred revenue                              401,806                    -                -                 33,500
 Due to shareholder                                  -              671,989                -                      -
 Note payable                                        -                    -                -                      -
 Current portion of long-term obligations       54,131                    -                -                179,452
                                          -----------------------------------------------------------------------------
                                             1,234,090            1,637,373          128,324              1,259,613
 LONG-TERM OBLIGATIONS                         217,305                    -                -                752,684
                                          -----------------------------------------------------------------------------
                                             1,451,395            1,637,373          128,324              2,012,297
                                          -----------------------------------------------------------------------------
 SHAREHOLDERS' EQUITY
 Issued and outstanding common shares       16,928,614                1,000            1,000                 25,000
 Additional paid up capital                          -                    -                -                  5,000
 Accumulated deficit/contributed surplus   (11,672,166)          (1,507,321)         127,739                201,440
                                          -----------------------------------------------------------------------------
                                             5,256,448           (1,506,321)         128,739                231,440
                                          -----------------------------------------------------------------------------
                                             6,707,843              131,052          257,063              2,243,737
                                          =============================================================================

** TABLE CONTINUED **.......

                                                                                    PRO FORMA
                                                                                 CONSOLIDATED
                                                   ADJUSTMENTS                  BALANCE SHEET
                                                   (UNAUDITED)                    (UNAUDITED)
                                                             $                              $
                                            ------------------               ----------------
 ASSETS
 CURRENT ASSETS
 Cash and cash equivalents                          100,000  (a),(c)               284,698
 Short-term investments                                   -  (d)                 4,564,147
 Accounts receivable                                      -                      1,612,102
 Prepaid expenses                                         -                        454,528
 Other receivables                                        -                        151,764
                                         ----------------------------------------------------
                                                    100,000                      7,067,239
 DEFERRED COSTS                                           -                         26,961
 NOTE RECEIVABLE                                          -                        195,714
 CAPITAL ASSETS                                           -                      2,149,781
 INTANGIBLE ASSETS                                6,499,221  (e)                 6,499,221
                                         ----------------------------------------------------

                                                  6,599,221                     15,938,916
                                         ====================================================
 LIABILITIES
 CURRENT LIABILITIES
 Bank indebtedness                                        -                        861,420
 Accounts payable and accrued liabilities                 -                      1,871,292
 Accrued compensation                                     -                        185,810
 Deferred revenue                                         -                        435,306
 Due to shareholder                                (671,989) (a)                         -
 Note payable                                     1,050,000  (a)                 1,050,000
 Current portion of long-term obligations                 -                        233,583
                                         ----------------------------------------------------
                                                   (671,989)                     4,637,411
 LONG-TERM OBLIGATIONS                                    -                        969,989
                                         ----------------------------------------------------
                                                    378,011                      5,607,400
                                         ----------------------------------------------------
 SHAREHOLDERS' EQUITY
 Issued and outstanding common shares             6,473,000  (c),(d)            23,428,614
 Additional paid up capital                          (5,000) (d)                         -
 Accumulated deficit/contributed surplus           (246,790) (c),(d),(e)       (13,097,098)
                                         ----------------------------------------------------
                                                  6,221,210                     10,331,516
                                         ----------------------------------------------------
                                                  6,599,221                     15,938,916
                                         ====================================================

E-CRUITER.COM INC.
Pro-forma Consolidated Statement of Loss
--------------------------------------------------------------------------------
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001

(EXPRESSED IN U.S. DOLLARS)

                                                                  PAULA ALLEN    DIAMOND TECHNOLOGY     OMNIPARTNERS INC.
                                     E-CRUITER.COM INC.         HOLDINGS INC.         SOLUTIONS LLC        AND AFFILIATES
                                            (UNAUDITED)           (UNAUDITED)           (UNAUDITED)           (UNAUDITED)
                                                      $                     $                     $                     $

REVENUE                                      1,561,615            4,369,000               793,000             5,536,000

COST OF REVENUE                              1,225,295              900,000               417,000             2,510,000
                                   ----------------------------------------------------------------------------------------

GROSS PROFIT                                   336,320            3,469,000               376,000             3,026,000
                                   ----------------------------------------------------------------------------------------

EXPENSES
Selling                                      1,969,993            3,047,000                85,000             1,323,000
General and administrative                     869,341              813,000                24,000             2,275,000
Research and development                     1,742,289                    -                     -                     -
Amortization of intangible assets                    -                    -                     -                     -

                                             4,581,623            3,860,000               109,000             3,598,000
                                   ----------------------------------------------------------------------------------------

OPERATING LOSS                              (4,245,303)            (391,000)              267,000              (572,000)

OTHER INCOME AND EXPENSES                      405,107              (34,000)               (3,000)               39,000
                                   ----------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                     (3,840,196)            (425,000)              264,000              (533,000)
                                   ========================================================================================


** TABLE CONTINUED **.......

                                                                  PRO FORMA
                                                               CONSOLIDATED
                                          ADJUSTMENTS     STATEMENT OF LOSS
                                          (UNAUDITED)           (UNAUDITED)
                                                    $                     $

REVENUE                                           -           12,259,615

COST OF REVENUE                                   -            5,052,295
                                   -----------------------------------------

GROSS PROFIT                                      -            7,207,320
                                   -----------------------------------------

EXPENSES
Selling                                           -            6,424,993
General and administrative                        -            3,981,341
Research and development                          -            1,742,289
Amortization of intangible assets         1,146,921  (e)       1,146,921

                                          1,146,921           13,295,544
                                   -----------------------------------------

OPERATING LOSS                           (1,146,921)          (6,088,224)

OTHER INCOME AND EXPENSES                         -              407,107
                                   -----------------------------------------

NET LOSS FOR THE PERIOD                  (1,146,921)          (5,681,117)
                                   =========================================

1.         BASIS OF PRESENTATION

           The pro forma financial statements give effect to the acquisition of Paula Allen Holdings Inc., OmniPartners Inc. and OmniPartners Mid-Atlantic Inc. by E-Cruiter.com Inc. ("E-Cruiter"), by consolidating the balance sheets and statements of loss of E-Cruiter, Paula Allen Holdings Inc. ("PAH'), Diamond Technology Solutions LLC ("DTS"), and OmniPartners Inc. and Affiliates (OmniPartners Inc.) and OmniPartners Mid-Atlantic Inc. (collectively "OmniPartners"). as at February 28, 2001 and for the nine months ended February 28, 2001 respectively.

           The pro forma balance sheet as at February 28, 2001 and the statement of operations for the nine months ended February 28, 2001 have been prepared by the management of E-Cruiter. The pro forma consolidated balance sheet and statement of loss has been prepared using the unaudited balance sheet of E-Cruiter, converted to US$ as at February 28, 2001, the audited balance sheet of PAH and DTS as at December 31, 2000 and the unaudited combined balance sheet of OmniPartners as at December 31, 2000. The pro forma consolidated statement of loss has been prepared using the unaudited statement of loss for E-Cruiter for the nine months ended February 28, 2001 and management's estimate of the activity during the period June 1, 2000 to February 28, 2001 for PAH, DTS and OmniPartners.

2.         ACQUISITION TRANSACTIONS

           Prior to December 31, 2000, a potential purchaser of PAH loaned PAH $75,000 in working capital financing in the form of a bridge note. On January 4, 2001, PAH received an additional $100,000 of bridge note financing. The balance of the bridge note at January 4, 2001 was $175,000.

           On January 11, 2001, the holder of the bridge note (the "Purchaser of PAH") acquired 75 percent of the outstanding Class A Voting Common Stock of PAH from the existing shareholder (the "Seller"). The shares were sold for consideration of $758,713 payable through the issuance of a promissory note from PAH to the Seller. The consideration was further supported by a stock pledge agreement and conditional personal guarantee from the Purchaser of PAH. As part of this transaction, PAH settled all existing amounts owing to the Seller by issuing a second promissory note in the amount of $291,287. The difference between the two new promissory notes issued by PAH and the existing amounts owing to the Seller has been charged to contributed surplus as a capital transaction. In addition, the transaction required that the $175,000 bridge note owing to the Purchaser of PAH be cancelled and deemed a capital contribution by the Purchaser of PAH.

           On April 1, 2001, PAH entered into an agreement to acquire all of the assets and operations of DTS, a Company owned by the Purchaser of PAH, in exchange for 1,000 Class A Voting Common Shares of PAH. The Purchaser of PAH described above was the sole shareholder of DTS.

           On April 3, 2001, shareholders of PAH entered into an agreement with E-Cruiter, a company incorporated under the Laws of Canada and listed on the Nasdaq stock exchange, for E-Cruiter to acquire all of the issued and outstanding shares of the Company in exchange for up to 5,000,000 Common Shares of E-Cruiter. The transaction is subject to the approval of the shareholders of both companies and meeting certain regulatory conditions. The shareholders of PAH will receive 4,000,000 restricted shares of E-Cruiter on closing. The remaining 1,000,000 shares are contingent on the consolidated entity meeting certain performance criteria. E-Cruiter will also repay the Purchaser of PAH $200,000 for working capital advances provided to PAH during the period January 12, 2001 to April 3, 2001.

           On May 18, 2001, E-Cruiter acquired all of the outstanding shares of OmniPartners for 1,500,000 shares of E-cruiter. The shareholders of OmniPartners will receive 500,000 restricted shares on closing. The remaining 1,000,000 shares are contingent on OmniPartners meeting certain performance criteria. E-Cruiter will also repay the shareholders of OmniPartners $471,000 for working capital advances to OmniPartners during the period January 1, 2001 to May 18, 2001.

3.         Pro forma assumptions

           The pro forma consolidated balance sheet gives effect to the following transactions and assumptions:

           (5) Cash injection of $100,000 by the Purchaser of PAH, cancellation of bridge loan and due to shareholder and issuance of promissory note to Seller

           (6) Purchase of net assets and operations of commonly controlled DTS by PAH at cost

           (7) Purchase of PAH by E-Cruiter for $5,500,000 (4,000,000 common shares at $1.375 per share) and the infusion of $200,000 of working capital advances by the Purchaser of PAH, and the subsequent repayment by E-Cruiter. The 1,000,000 additional common shares are treated as contingent consideration.

           (8) Purchase of OmniPartners by E-Cruiter for $1,000,000 (500,000 common shares at $2.00 per share) and the infusion of $471,000 of working capital advances by the shareholders of OmniPartners, and the subsequent repayment by E-Cruiter. The 1,000,000 additional common shares are treated as contingent consideration

           (9) Using the purchase method the purchase price allocation by E-Cruiter of PAH and OmniPartners is as follows:

                                                         PAH               OMNIPARTNERS                TOTAL
                                                          $                      $                       $

   Market value of shares issued                       5,500,000                1,000,000              6,500,000
   Net (assets) liabilities                            1,377,582                 (231,440)             1,146,142
                                                 ------------------  -------------------------  -------------------

   Total intangible assets                             6,877,582                  768,560              7,646,142
   Less amortization for nine months                   1,031,637                  115,284              1,146,921
                                                 ------------------  -------------------------  -------------------

   Net book value at February 28, 2001                 5,845,945                  653,276              6,499,221
                                                 ==================  =========================  ===================


           The above purchase price allocation to intangibles is management's best estimate subject to change pending independent valuations and includes goodwill of PAH, DTS and OmniPartners and a US channel distribution network.

           (10) All intangibles are amortized over 5 years, prorated for 9 months ended February 28, 2001 (calculated above).

           (11) E-Cruiter will have 12,212,262 shares outstanding following purchase of PAH (including DTS), and OmniPartners resulting in pro forma loss per share of $0.47 for the nine months ended February 28, 2001.